UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,
Vancouver, B.C.
Canada V6A 1B6
(604) 221-7676
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____   Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc.'s Management's Discussion and Analysis of Financial Condition and Results of Operations and unaudited Consolidated Financial Statements for the second quarter ended June 30, 2007.

FORWARD-LOOKING STATEMENTS

Statements contained in this report or in our other written or oral public communications that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimates," "continues," "anticipates," "intends," "expects" and other similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute "forward-looking information" within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the "safe harbor" provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2007 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research, development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.

Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; adverse findings related to the safety and/or efficacy of our products or products sold by our partners; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; and any other factors that may affect performance. In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this prospectus to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete preclinical and clinical development of our products; changes in business strategy or development plans; our failure to obtain patent protection for discoveries; loss of patent protection resulting from third-party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; the ability to enter into, and to maintain, corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the continued availability of capital to finance our activities; our ability to continue to integrate into our business the operations of American Medical Instruments Holdings, Inc. ("AMI"); our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI; and any other factors referenced in our other filings with the applicable Canadian securities regulatory authorities or the Securities and Exchange commission. For a more thorough discussion of the risks associated with our business, see the "Risk Factors" section in our Form 40-F for the year ended December 31, 2006.

In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to successfully complete preclinical and clinical development of our products; the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; the competitive environment and impact of technological change; the continued availability of capital to finance our activities; our ability to integrate into our business the operations of AMI; and, our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI.

In addition, the forward-looking statements contained in this report are based upon a number of material assumptions, all of which we believe are reasonable, including, but not limited to assumptions related to the following: general economic and business conditions remaining stable; the financial and other representations made to us by AMI being accurate and complete; our ability to integrate AMI into our operations, including our ability to apply our various technologies to AMI's medical devices and subsequently commercialize those products; our ability to realize operational and other synergies related to our acquisition of AMI in the times and amounts contemplated; our ability to realize projected or expected financial or commercial benefits from our acquisition of AMI; our level of indebtedness and the interest rate applicable to our indebtedness and the level of cash flows we will utilize to service our indebtedness remaining stable; tax rates within the jurisdictions we operate remaining stable; our future product and drug development activities and clinical development processes being realized in the times and for the amounts contemplated; our continued ability to raise additional funds through debt or equity offerings in the North American capital markets on acceptable terms; Canadian/US currency rates remaining stable; our ability to protect the intellectual property used by us; and our ability to respond to our competitors.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this report to reflect future results, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: August 2, 2007   By _____ /s/ K. Thomas Bailey
                                            Name: K. Thomas Bailey
                                            Title: Chief Financial Officer

Exhibit 1

ANGIOTECH PHARMACEUTICALS, INC.

For the three and six month periods ended June 30, 2007

(All amounts following are expressed in U.S. dollars unless otherwise indicated.)

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis ("MD&A"), dated July 31, 2007, provides an update to the MD&A for the year ended December 31, 2006 and should be read in conjunction with our unaudited consolidated financial statements for the three and six month periods ended June 30, 2007 and our audited consolidated financial statements for the year ended December 31, 2006, both of which have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and the applicable rules and regulations of the United States Securities and Exchange Commission ("SEC") for the presentation of interim financial information. Additional information relating to our Company, including our 2006 audited consolidated financial statements and 2006 Annual Information Form ("AIF"), is available by accessing the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar.

Forward-Looking Statements and Cautionary Factors That May Affect Future Results

Statements contained in this MD&A that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimates," "continues," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute "forward-looking information" within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the "safe harbor" provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2007 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.

Known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in drug discovery and clinical development processes; adverse findings related to the safety and/or efficacy of our products or products sold by our partners; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; and any other factors that may affect performance.

In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this MD&A to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete preclinical and clinical development of our products; changes in business strategy or development plans; our failure to obtain patent protection for discoveries; loss of patent protection resulting from third-party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; the ability to enter into, and to maintain, corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the continued availability of capital to finance our activities; our ability to continue to service our debt obligations; our ability to continue to integrate into our business the operations of American Medical Instruments Holdings, Inc. ("AMI"); our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI; and any other factors referenced in our other filings with the applicable Canadian securities regulatory authorities or the SEC.

For a more thorough discussion of the risks associated with our business, see the section entitled "Risk Factors" in this MD&A.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward looking statements contained in this MD&A to reflect future results, events or developments.

Business Overview

We are a specialty pharmaceutical and medical device company that discovers, develops and markets innovative technologies primarily focused on acute and surgical applications. We generate our revenue through our sales of medical products and components, as well as from royalties derived from sales of products utilizing certain of our proprietary technologies by our partners. For the six months ended June 30, 2007, we recorded $84.9 million in sales of medical products and $63.4 million in royalties received from partners.

Our research and development efforts focus on understanding and characterizing biological conditions that often occur concurrent with medical device implantation, surgery or acute trauma, including scar formation and inflammation, cell proliferation, bleeding and coagulation, infection, and tumor tissue overgrowth. Our strategy is to utilize our various technologies in the areas of drugs, drug delivery, surface modification, biomaterials and medical devices to create and commercialize novel, proprietary medical products that reduce surgical procedure side effects, improve surgical outcomes, shorten hospital stays, or are easier or safer for a physician to use.

We develop our products using a proprietary and systematic discovery approach. We use our drug screening capabilities to identify new uses for known pharmaceutical compounds. We look for compounds that address the underlying biological causes of conditions that can occur with medical device implantation, surgery or acute trauma. Once appropriate drugs have been identified, we often formulate the drug, or a combination of drugs, with our portfolio of drug, drug delivery and surface modification technologies and biomaterials to develop a novel surgical implant or medical device. We have patent protected, or have filed patent applications for, our technology and many of our products and potential product candidates. Our portfolio of intellectual property developed, licensed or acquired to date includes over 240 issued U.S. patents and 240 pending U.S. patent applications.

We operate in two segments: Pharmaceutical Technologies and Medical Products.

Pharmaceutical Technologies:

Our Pharmaceutical Technologies segment focuses primarily on establishing product development and marketing partnerships with major medical device, pharmaceutical or biomaterials companies and to date has derived the majority of its revenue from royalties due from partners that develop, market and sell products incorporating our technologies. Currently our principal revenues in this segment come from royalties derived from sales by Boston Scientific Corporation ("BSC") of TAXUS® coronary stent systems incorporating the drug paclitaxel. We also expect to apply certain of the technologies developed by this business segment to develop novel next generation products for our Medical Products segment to market and sell directly to end users or medical products distributors.

Medical Products:

Our Medical Products segment manufactures and markets a wide range of single-use specialty medical products, primarily medical device products, directly to end users. The Medical Products segment also manufactures finished medical devices and medical device components for third party medical device manufacturers and marketers. Many of our medical products are made using our proprietary manufacturing processes, or are protected by our intellectual property. The Medical Products segment has several specialized direct sales and distribution organizations in the U.S. and the European Union ("EU"), as well as significant manufacturing capabilities.

It is expected that the Medical Products segment may eventually market and sell certain products developed by the Pharmaceutical Technologies segment through its direct sales and distribution channels, and may apply certain of that segment's technologies to its products to create novel, next generation medical products to market directly to end users or medical products distributors. There are currently numerous product development efforts underway that explore the application of certain of Pharmaceutical Technologies' proprietary drug, drug delivery and surface modification materials and other medical biomaterials to products marketed by our Medical Products segment.

Recent Developments

Significant Business Developments

- In June 2007, we executed an extension of our collaboration with CombinatoRx, Incorporated based upon the successful advancement of certain selected product candidates into preclinical testing. The joint research being conducted under our research and licence agreement has been extended beyond the initial two and a half year term to a total of five years. This extension will result in a $7.0 million payment being made to CombinatoRx on or before October 3, 2007, which has been recorded as an in-process research and development expense in the second quarter of 2007.

- On May 10, 2007, we announced we had elected to amend our agreement with Edwards Lifesciences Corporation (Edwards) regarding the distribution of our Vascular Wrap paclitaxel-eluting mesh / ePTFE graft combination product. As a result of this amendment, we have re-obtained the exclusive rights to market and sell our Vascular Wrap paclitaxel-eluting mesh / ePTFE graft combination product through our own sales force and distribution network in Europe. We now own full global distribution rights to this product candidate. Edwards retained distribution rights to the stand alone Lifespan® ePTFE vascular graft product line consistent with the original agreement, which was executed in November of 2005.

- During the second quarter of 2007, with respect to our proprietary self-retaining wound closure product line, we elected to eliminate the Contour Threads brand name and certain associated direct marketing efforts relating to that brand name, and to focus our resources on the single brand name of Quill®, with an emphasis on product iterations and surgical indications with the highest near term return on investment and sales potential. The Quill® brand will continue to be sold for open facelifts and other cosmetic procedures. As a part of this initiative, we offered our customers the opportunity, should they so choose and solely at their discretion, to return to us any unused product bearing the Contour Threads brand. In the second quarter, we recorded a $3.0 million charge related to the potential costs of these returns, of which $2.3 million relates to product returned prior to June 30, 2007 and $0.7 million relates to estimated returns subsequent to June 30, 2007.

- On April 3, 2007, we appointed Chris Dennis as our Senior Vice President, Sales and Marketing. Prior to joining Angiotech, Mr. Dennis was Global President of Johnson and Johnson's OrthoNeutrogena company (pharmaceuticals and aesthetic devices), where he was responsible for overall strategy and business growth initiatives. Previously, he held the position of Vice President, Marketing & Sales for Janssen Ortho, Inc. (pharmaceuticals), where he managed the sales and marketing of a wide range of prescription medications.

- During the second quarter of 2007, as part of our continuing initiatives to improve our manufacturing flexibility, reduce manufacturing costs and improve our operating margins and free cash flows, we decided to close our manufacturing facility in Syracuse, New York and to transfer the product manufacturing and technical knowledge of that facility to our operations in Puerto Rico and Reading, Pennsylvania. The closure of the Syracuse facility is expected to be completed over the next 12 to 18 months. Total employee severance costs are currently estimated to be $5.2 million, of which $1.5 million has been recorded in the second quarter of 2007. The remainder of this amount will be recorded in subsequent quarterly periods, until the closure is completed.

Significant Clinical Programs

We currently have multiple product candidates that are in various stages of research and clinical development. The following table and summary outline our most advanced product candidates and their stage of development:

Product	Indications	Regulatory Status	Commercial Rights
Vascular Wrap™ (paclitaxel-eluting mesh)	Peripheral vascular disease	Filed for CE Mark in November 2006	Angiotech
	Arteriovenous access	U.S. pivotal human clinical study initiated in March 2007	Angiotech
		E.U. pivotal human clinical study initiated in May 2007	
Anti-Infective Central Venous Catheter	General	U.S. pivotal human clinical study completed enrolment in July 2007	Angiotech
TAXUS Liberté™ (paclitaxel-eluting coronary stent)	Coronary artery disease	Pivotal study ("ATLAS") designed for U.S. approval; commercially available in the E.U. and various other countries outside the U.S.	BSC
TAXUS Element™ (platinum chromium paclitaxel-eluting coronary stent)	Coronary artery disease	Initial U.S. studies ("PERSEUS Workhorse and PERSEUS Small Vessel") in coronary applications commenced enrolling	BSC
TAXUS Petal™ (paclitaxel-eluting coronary stent)	Coronary artery disease	First-in-man studies ("TAXUS PETAL I") commenced enrolling in New Zealand, France and Germany in bifurcated coronary artery applications	BSC
ZILVER® PTX paclitaxel-eluting peripheral vascular stent	Peripheral vascular disease	E.U. first-in-man and U.S. and Japan pivotal studies in femoral-popliteal vascular indications currently enrolling	Cook

Bioseal

- **Vascular Wrap™.** Our paclitaxel-eluting mesh surgical implant, or Vascular Wrap, is designed to treat complications, including graft stenosis or restenosis that may occur in connection with vascular graft implants in hemodialysis patients or in patients that have peripheral artery disease. Vascular grafts are implanted in patients in order to bypass diseased blood vessels, or to provide access to the vascular system of kidney failure patients in order to facilitate the process of hemodialysis. In many cases, these vascular grafts fail due to proliferation of cells or scar into the graft (graft stenosis or restenosis), which can negatively impact blood flow through the vascular graft.

We are conducting multiple human clinical trials to assess the safety and efficacy of our Vascular Wrap product, which is designed to elute the drug paclitaxel at the site of the vascular graft in order to reduce the incidence of stenosis or restenosis. In November 2006, we announced the results from our initial human clinical trial, which was conducted in the EU and was designed to evaluate the safety of the Vascular Wrap product in patients with peripheral artery disease in the limb. In this study, the Vascular Wrap product was well tolerated, with no adverse events being considered related to the use of the product. With the results of this trial, in November 2006 we filed for a CE Mark in order to obtain the ability to market and sell the Vascular Wrap in the EU for peripheral vascular disease. Upon receipt of a CE Mark, we plan to commence commercialization of our Vascular Wrap product in the EU and in certain other countries outside the U.S.

In March 2007, we initiated a U.S. pivotal human clinical trial designed to evaluate the safety and efficacy of the Vascular Wrap in the prevention of stenosis following surgical implantation of an ePTFE vascular graft in the upper extremity for vascular ("AV") access in hemodialysis patients. The trial enrolled its first patient in March 2007, and is expected to enroll a total of approximately 628 patients at 50 centers in the United States. There were 19 patients enrolled in the study as of June 30, 2007. Should this trial provide positive safety and efficacy data, we would submit the results to the FDA and attempt to secure approval to market the Vascular Wrap in the U.S.

In May 2007, we initiated a European pivotal human clinical trial designed to evaluate the safety and efficacy of the Vascular Wrap in the prevention of stenosis following surgical implantation of an ePTFE vascular graft in the upper extremity for AV access in hemodialysis patients. The trial enrolled its first patient in May 2007, and is expected to enroll a total of approximately 198 patients at 20 centers in Europe. There were four patients enrolled in the study as of June 30, 2007.

- **Anti-Infective Central Venous Catheter.** Central venous catheters ("CVC") are usually inserted into critically ill patients for extended periods of time to administer fluids, drugs, and nutrition, as well as facilitate frequent blood draws. Through our proprietary drug identification strategy, we have elected to evaluate 5-Fluorouracil ("5-FU"), a drug previously approved by the FDA for treatment of various types of cancer, as a compound that may help to prevent certain types of infection in patients receiving a CVC.

  Our 5-FU-eluting CVC is currently undergoing a human clinical trial in the U.S. designed to assess the safety and efficacy of the catheter in preventing various types of catheter related infections. The study is a randomized, single-blind, 930-patient, 25-center study. On July 10, 2007, we announced that we had completed enrolment of the study. We expect to have preliminary data results compiled in the fall of 2007, and to present the final data results in early 2008. If the CVC study results are favorable, we intend to request a 510(k) clearance from the FDA to market and sell the CVC in the U.S.

- **TAXUS Liberté™ paclitaxel-eluting coronary stent system.** The TAXUS Liberté paclitaxel-eluting coronary stent system, which is under evaluation in clinical trials being conducted by our partner BSC, is BSC's second generation coronary stent system platform that incorporates our research, technology and intellectual property related to the use of paclitaxel to prevent restenosis. The TAXUS Liberté stent system has been designed to further enhance coronary stent deliverability and blood vessel conformability, particularly in challenging coronary lesions. BSC has to date commenced sales of the TAXUS Liberté only in countries outside of the U.S.

  On August 24, 2004, BSC initiated the ATLAS trial, a pivotal study to collect data to support regulatory filings in the U.S. for product commercialization of TAXUS Liberté. The ATLAS trial is a global, multicenter pivotal study designed to support the FDA approval of the TAXUS Liberté stent system. The trial is assessing the safety and efficacy of a slow-release dose formulation paclitaxel-eluting TAXUS Liberté stent system. On February 22, 2005, BSC completed enrolment in the ATLAS trial of 872 patients at 72 sites in the U.S., Canada, Australia, New Zealand, Singapore and Hong Kong. In addition to the ATLAS trial, the TAXUS Liberté clinical development program includes several expansion studies for long lesion stenting, small vessel stenting and direct stenting of coronary lesions. In October 2006, BSC announced 12-month follow up data from the ATLAS trial. BSC reported that the data demonstrated that the safety and efficacy benefits with the TAXUS Liberté stent were maintained at 12 months. These data are currently being reviewed by the FDA, and BSC expects to receive approval and begin marketing the TAXUS Liberté stent in the U.S. in 2007.

- **TAXUS Element™ Platinum Chromium paclitaxel-eluting coronary stent system.** The TAXUS Element paclitaxel-eluting coronary stent system is the third generation BSC coronary stent platform that incorporates our research, technology and intellectual property related to the use of paclitaxel. The TAXUS Element stent features BSC's proprietary Platinum Chromium Alloy, which is designed to enable thinner stent struts, increased flexibility and a lower stent profile while improving radial strength, recoil and radiopacity. In addition, the TAXUS Element stent platform incorporates new balloon technology intended to improve upon BSC's market-leading Maverick® Balloon Catheter technology.

  On July 19, 2007, BSC initiated the TAXUS PERSEUS Workhorse trial in the U.S., which will evaluate the safety and efficacy of the TAXUS Element stent compared to BSCs first generation TAXUS Express2 stent. The study is expected to evaluate 1,264 patients with coronary lesions ranging from 2.75 to 4.0 millimeters. The primary endpoint of this study is target lesion failure ("TLF") at 12 months, and its secondary endpoint is in-segment percent diameter stenosis at nine months.

  On July 19, 2007 BSC initiated the TAXUS PERSEUS Small Vessel trial in the U.S., which will compare the TAXUS Element stent to a historic control (the TAXUS V de novo bare metal Express Coronary Stent System). This study is expected to include 224 patients with coronary lesions ranging from 2.25 to 2.75 millimeters. The primary endpoint is in-stent late loss at nine months, and the secondary endpoint is TLF at 12 months. Study success is dependent upon both endpoints.

- **TAXUS Petal™ bifurcation paclitaxel-eluting coronary stent system.** The TAXUS Petal bifurcation paclitaxel-eluting coronary stent system, which is under evaluation in clinical trials being conducted by our partner BSC, represents a novel BSC coronary stent product candidate that incorporates our research, technology and intellectual property related to the use of paclitaxel. Conventional coronary stents were designed to treat tubular arteries, and are considered less than optimal for the y-shaped anatomy of a bifurcated area of the coronary arteries. The TAXUS Petal is a specialized coronary stent designed to treat both the main branch and the side branch of a bifurcation by incorporating an innovative side structure (the Petal strut) in the middle of the stent that opens into a side branch.

  On July 18, 2007 BSC initiated the TAXUS PETAL I First Human Use (FHU) trial, which is expected to enroll a total of 45 patients in New Zealand, France and Germany. The trial is a non-randomized study with an initial assessment of acute performance and safety (including rates of death, myocardial infarction and target vessel revascularization) at 30 days and six months, with continued annual follow-up to occur for five years. Upon successful completion of this study, BSC intends to begin a pivotal trial which if successful would provide a basis for U.S. and international approvals for the commercialization of the TAXUS Petal stent.

- **ZILVER® PTX paclitaxel-eluting peripheral vascular stent system.** The ZILVER PTX paclitaxel-eluting peripheral vascular stent, which is under evaluation in clinical trials being conducted by our partner Cook Group Incorporated ("Cook"), a multinational medical device manufacturer, is a specialized stent product incorporating our proprietary paclitaxel technology and is designed for placement in diseased arteries in the limbs to restore blood flow. Cook is a co-exclusive licensee, together with BSC, of our proprietary paclitaxel technology to reduce restenosis following stent placement in peripheral artery disease. The ZILVER PTX paclitaxel-eluting peripheral stent is designed to reduce restenosis following placement of a stent in peripheral artery disease patients.

  The Zilver PTX is currently undergoing multiple human clinical trials in the U.S., Japan and the EU to assess product safety and efficacy. In January 2007, Cook released nine-month data from its EU clinical study. The preliminary data presented by Cook on the first 60 patients in the randomized trial, which is examining the safety of using Cook's ZILVER PTX paclitaxel-eluting stent to treat blockages, or lesions, of the superficial femoral artery ("SFA") above the knee, indicated that the ZILVER PTX stent showed an equal adverse event rate to conventional angioplasty for treating SFA lesions. The ZILVER PTX stent also displayed a zero-percent fracture rate for 41 lesions at six months and 18 lesions at one year.

  On July 16, 2007 Cook announced that the first U.S. patients in a randomized pivotal human clinical study of Zilver PTX were treated at Tri-City Medical Center in Oceanside, California. The Zilver PTX Stent Trial is the first medical device trial ever to be conducted simultaneously in the U.S. and Japan. The trial will randomize patients to receive either the Zilver PTX stent or balloon angioplasty. Following successful safety testing during the trial's Phase I enrollment, Cook will enroll 480 patients at 28 U.S. locations in the pivotal trial that is intended to be used to support submission to the U.S. FDA for approval to market the device. In addition, data collected on Japanese and U.S. patients is expected to be combined for the final evaluation of the device and used for regulatory submissions in both markets for approval.

Acquisitions

For a summary of significant acquisitions, refer to our AIF for the year ended December 31, 2006.

- **Quill Medical, Inc. ("Quill")** On June 26, 2006, we completed the acquisition of 100% of the equity of Quill. Through this transaction, we acquired the rights, in all possible fields of use, to develop and market applications of Quill's proprietary self-anchoring wound closure technology. Unlike conventional sutures which are smooth, the Quill products have tiny teeth-like barbs or cogs along the surface. This "self-anchoring" wound closure technology may be used to close certain wounds or surgical incisions without the need for suture knots. Eliminating knot-tying can save surgical time, may reduce the risk of infection, and may reduce wound leakage.

  We are currently working to develop a portfolio of next-generation products using the Quill technology. In January 2007, we launched the first of these new products, the Quill® Self-Retaining System ("SRS") for various wound closure and tissue approximation applications in general and aesthetic surgery.

  The launch of the Quill® SRS for various indications in January 2007 triggered a development milestone payment of $10.0 million due in the third quarter of 2007. This milestone payment is creditable against any future contingent payments that we may be required to make based upon the achievement of significant incremental revenue growth of products incorporating the Quill technology over a five year period. This $10.0 million payable was recorded as an increase to goodwill during the first quarter of 2007.

- **American Medical Instruments Holdings, Inc. ("AMI")**. On March 23, 2006, we completed the acquisition of 100% of the equity of AMI. In the fourth quarter of 2006, we began the process of replacing the divisional structure of AMI with a centralized operational structure that is integrated into the other functions of Angiotech. The restructuring is expected to result in a more efficient operating structure. As part of these centralization activities, certain employees were terminated which resulted in approximately $2.1 million and $4.2 million in severance and related costs during the second quarter and first six months of 2007, respectively.

Collaboration, License and Sales and Distribution Agreements

In connection with our research and development efforts, we have entered into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, regulatory approval, manufacturing, marketing and commercialization of our product candidates. Terms of the various license agreements may require us, or our collaborators, to make milestone payments upon achievement of certain product development and commercialization objectives and pay royalties on future sales of commercial products, if any, resulting from the collaborations. For a summary of our most significant agreements, refer to our AIF for the year ended December 31, 2006. During the second quarter of 2007, we recorded the following non-routine transactions related to our collaboration, license and sales and distribution agreements:

- **CombinatoRx, Incorporated**. In October 2005, we entered into a research and license agreement with CombinatoRx, Incorporated ("CombinatoRx") which granted us an option to evaluate and exclusively license compounds that we have selected from the CombinatoRx clinical and preclinical pipeline and its proprietary bioinformatics database of synergistic combination pharmaceuticals for development and potential commercialization in certain local applications. CombinatoRx also agreed to deploy its proprietary combination high throughput screening (cHTS™) technology in a joint multi-year research initiative to identify novel drug combinations for multiple areas of strategic importance to us. Intellectual property from this research project component will be jointly owned, and exclusively cross licensed to us in our fields of use, while being exclusively cross licensed to CombinatoRx for traditional pharmaceutical uses outside of our fields of use.

  Under the terms of the agreement, we made an upfront license execution payment of $27 million to CombinatoRx plus a $15 million equity investment in CombinatoRx that entitled us to license up to ten CombinatoRx compounds for our field, and up to five more compounds for an additional payment of $2 million per compound. CombinatoRx is eligible to receive development and regulatory milestone payments of up to $30 million for each product selected by us for development, in addition to royalties on cumulative commercial sales of such products.

  In June 2007, we executed an extension of our collaboration with CombinatoRx based upon the successful advancement of certain selected product candidates into preclinical testing. The joint research being conducted under the agreement has been extended beyond the initial two and a half year term to a total of five years, resulting in a $7.0 million payment to CombinatoRx due on or before October 3, 2007. This payment has been accrued as an in-process research and development expense in the second quarter of 2007.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. We believe that the estimates and assumptions upon which we rely are reasonable and are based upon information available to us at the time the estimates and assumptions were made. Actual results could differ from our estimates.

We believe the following policies to be critical to understanding our financial condition, results of operations, and our expectations for 2007 because these policies require management to make significant estimates, assumptions and judgments about matters that are inherently uncertain.

Revenue recognition

We recognize royalty revenue once the amount is determinable, there is reasonable assurance of collection and there are no further obligations with respect to the royalty revenue. Accordingly, we record royalty revenue derived from BSC sales of paclitaxel-eluting coronary stent systems on a cash basis due to terms in our agreement with BSC regarding reporting deadlines for the financial information that is necessary to accurately estimate the BSC royalty. This results in a one quarter lag between the time we record royalty revenue and the time the associated sales were recorded by BSC.

Product sales revenue is recognized when a product is shipped to the customer provided we have not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of provisions for returns, discounts and allowances. These provisions are estimated and recorded in the same period as the related product sales and are based on estimates derived from historical experience. Amounts billed to customers for shipping and handling are included in product sales revenue. The corresponding costs for shipping and handling are included in cost of products sold.

License fees are comprised of initial payments and milestone payments from collaborative licensing arrangements. Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when we have no further involvement or obligation to perform under the arrangement. Initial payments and milestone payments for which we have ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement, which varies by each arrangement.

Income tax expense

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to be unrealized. Deferred tax assets and liabilities are measured using the enacted tax rates and laws.

Significant estimates are required in determining our provision for income taxes. Some of these estimates are based on interpretations of existing tax laws or regulations. Our effective tax rate may change from period to period based on the mix of income among the different foreign jurisdictions in which we operate, changes in tax laws in these jurisdictions, and changes in the amount of valuation allowance recorded.

Effective January 1, 2007, we adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 is designed to reduce diversity and provide consistent accounting practices and criteria for how companies should recognize, measure, present, and disclose in their financial statements all significant uncertain tax positions.

Stock-based compensation

We account for stock-based compensation in accordance with Statement of Financial Accounting Standards Board ("SFAS") 123(R) "Share-Based Payment", a revision to SFAS 123 "Accounting for Stock-Based Compensation. SFAS 123(R) requires us to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period. We use the Black-Scholes option pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise. Changes to any of these assumptions, or the use of a different option pricing model (such as the binomial model), could produce a different fair value for stock-based compensation, which could have a material impact on our earnings.

Cash equivalents, short and long-term investments

We invest our excess cash balances in short-term securities, principally investment grade commercial debt and government agency notes. At June 30, 2007, substantially all of our securities were classified as available-for-sale, and accordingly, were recorded at fair market value with unrealized gains and losses included in other comprehensive income (loss) in shareholders' equity. Realized gains and losses and any declines in value that are judged to be other-than-temporary are reported in other income and expenses.

As part of our strategic product development efforts, we also invest in equity securities of certain companies with which we have collaborative agreements. The equity securities of some of these companies are not publicly traded and so fair value is not readily available. These investments are recorded using the cost method of accounting and are tested for impairment by reference to anticipated undiscounted cash flows expected to result from the investment, the results of operations and financial position of the investee, and other evidence supporting the net realizable value of the investment.

Goodwill

Goodwill is tested for possible impairment at least annually and whenever changes in circumstances occur that would indicate an impairment in the value of goodwill. When the carrying value of a reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess. Circumstances that could trigger an impairment include adverse changes or outcomes in legal or regulatory matters, technological advances, decreases in anticipated demand and unanticipated competition.

Intangible assets

Our identifiable intangible assets are primarily comprised of technologies acquired through our business combinations. Intangible assets also include in-licensed proven medical technologies. We amortize intangible assets on a straight-line basis over the estimated life of the technologies, which range from two to twelve years depending on the circumstances and the intended use of the technology. We determine the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand for our products; and the existence or absence of competition. We review the carrying value of our intangible assets for impairment indicators at least annually and whenever there has been a significant change in any of these factors listed above. A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

Results of Operations

Overview

The following discussion and analysis of results from our operations excludes the financial results from our discontinued operations (see "Results of Operations - Discontinued Operations"), unless otherwise noted. The results from all prior periods have been reclassified to conform to this presentation.

We completed our acquisition of the operations of AMI on March 23, 2006. Accordingly, the results for the comparative six month period ended June 30, 2006 do not include the results of AMI from January 1, 2006 to the date of acquisition on March 23, 2006. In addition, our operating results for the three month period ended June 30, 2006 include AMI's results of operations from the period of March 24, 2006 to June 30, 2006, as compared to the current quarter which reflects combined results from the period of April 1, 2007 to June 30, 2007. Our results for the quarter ended June 30, 2007 therefore reflect a slightly shorter operating period, and as a result may not reflect a comparable operating period as compared to the second quarter of 2006.

	Three months ended June 30,		Six months ended June 30,	
(in thousands of U.S.$, except per share data)	**2007**	**2006**	**2007**	**2006**
Revenues				
Pharmaceutical Technologies	$30,767	$44,369	$65,339	$86,314
Medical Products	41,585	49,237	82,971	49,237
Total revenues	72,352	93,606	148,310	135,551
Operating (loss) income				
Pharmaceutical Technologies	(5,051)	14,563	(164)	26,124
Medical Products	(6,099)	3,560	(8,634)	3,560
Total operating (loss) income	(11,150)	18,123	(8,798)	29,684
Other expense	(14,395)	(6,285)	(26,447)	(5,876)
(Loss) income from continuing operations before income taxes and cumulative effect of change in accounting policy	(25,545)	11,838	(35,245)	23,808
Income tax (recovery) expense	(10,500)	9,669	(14,940)	14,058
Net (loss) income from continuing operations	($15,045)	$2,169	($20,305)	$9,750
Basic net (loss) income per common share, continuing operations	(0.18)	0.03	(0.24)	0.12
Diluted net (loss) income per common share, continuing operations	(0.18)	0.03	(0.24)	0.12

We operate in two reportable segments:

Pharmaceutical Technologies

Our Pharmaceutical Technologies segment includes royalty revenue generated from licensing our proprietary paclitaxel technology to various partners, as well as revenue derived from the out license of certain biomaterials and other technologies. This segment also includes our internal and external research and development activities and our corporate activities.

Operating income for the Pharmaceutical Technologies segment decreased by $19.7 million to a loss of $5.1 million in the second quarter, and by $26.0 million to $0.2 million for the first six months of 2007 from the comparable periods in 2006. The decrease is mainly due to two factors, including (i) a reduction of $13.1 million and $21.2 million for the second quarter and first six months of 2007, respectively, of royalty revenue derived from BSC's sales of paclitaxel-eluting coronary stent systems; this reduction in royalty revenue was partly offset by decreased license and royalty fees payable related directly to the level of royalty revenue received; and (ii) an increase of $7.0 million of in-process research and development expense, related to a payment due on or before October 3, 2007 in connection with our extension of our collaboration with CombinatoRx in the second quarter of 2007.

Medical Products

Our Medical Products segment manufactures and markets a range of single use, specialty medical devices. The Medical Products segment also manufactures finished medical devices and medical device components for third party medical device manufacturers and marketers.

Operating income for the Medical Products segment decreased by $9.7 million, to a loss of $6.1 million, in the second quarter, and by $12.2 million, to a loss of $8.6 million, for the first six months of 2007 from the comparable periods in 2006. The decrease in second quarter 2007 operating income over the comparable period in 2006 is mainly due to the following factors: (i) a shorter operating period, due to the timing of the close of the AMI acquisition. We acquired AMI, from which we derive our Medical Products segment revenues, on March 23, 2006. Our operating results for the second quarter of 2006 include AMI's results of operations from the period of March 24, 2006 to June 30, 2006, as compared to the second quarter of 2007 which reflects combined results from the period of April 1, 2007 to June 30, 2007. Given that our results for the second quarter of 2007 reflect a slightly shorter time period, these results may not reflect a comparable operating period relative to the second quarter of 2006; (ii) a one-time charge against current period revenue of $3.0 million for actual and estimated potential returns of Contour Threads brand product relating to a marketing incentive program offered to customers in support of the Quill SRS product launch and the concurrent discontinuation of the Contour Threads brand marketing and training support for certain indications of use; this charge contributed to a decrease in overall gross profit margin from 52% to 41% mainly due to the lack of a corresponding reduction in cost of goods sold relating to these Contour Threads brand discontinuation charges; (iii) non-recurring charges of $2.1 million for reorganization activities and personnel reductions relating to the AMI acquisition; and (iv) overall product sales mix reflecting certain lower margin OEM product lines, which led to slightly lower manufacturing overhead expense absorption rates as compared to prior periods.

Consolidated

For the second quarter of 2007, we recorded a net loss from continuing operations of $15.0 million ($0.18 basic net loss per share) compared to net income from continuing operations of $2.2 million ($0.03 basic net income per share) for the comparable period of 2006. The decrease of $17.2 million is due mainly to the factors discussed above.

For the first six months of 2007, we recorded a net loss from continuing operations of $20.3 million ($0.24 basic net loss per share) compared to net income from continuing operations of $9.8 million ($0.12 basic net income per share) for the comparable period of 2006. The decrease of $30.1 million is due to the factors discussed above, an additional $13.4 million in interest expense related to the debt incurred to partially fund the AMI acquisition on March 23, 2006 and the refinancing of our senior term facilities in December 2006, a $3.6 million increase in amortization expense related to the AMI acquisition and a $7.7 million increased loss relating to the sale of common stock holdings in the first quarter of 2007.

Revenues

(in thousands of U.S.$)	Three months ended June 30,		Six months ended June 30,	
	2007	**2006**	**2007**	**2006**
Pharmaceutical Technologies:				
Royalty revenue – paclitaxel-eluting stents	$28,363	$41,264	$60,187	$80,633
Royalty revenue – other	1,515	1,716	2,691	3,437
Product sales	836	1,316	1,936	2,118
License fees	53	73	525	126
	$30,767	$44,369	$65,339	$86,314
Medical Products:				
Product sales	41,585	49,237	82,971	49,237
Total revenues	$72,352	$93,606	$148,310	$135,551

Royalty revenue derived from sales of paclitaxel-eluting coronary stent systems by BSC for the second quarter of 2007 decreased by 45% from the comparable period in 2006. The decrease in royalty revenues was a result of lower sales of paclitaxel-eluting stents by BSC. Royalty revenue for the current quarter was based on BSC's net sales for the period January 1, 2007 to March 31, 2007 of $414 million, of which $262 million was in the U.S., compared to net sales of $562 million, of which $376 million was in the U.S., for the same quarter in 2006. The average gross royalty rate earned in the second quarter of 2007 on BSC's net sales was 7.6% for sales in the U.S. and 5.5% for sales in other countries compared to an average rate of 7.9% for sales in the U.S. and 6.2% for sales in other countries for the same period in 2006.

Royalty revenue derived from sales of paclitaxel-eluting coronary stent systems by BSC for the first six months of 2007 decreased by 34% from the comparable period in 2006. The decrease in royalty revenues was a result of lower sales of paclitaxel-eluting stents by BSC. Royalty revenue for the first six months of 2007 was based on BSC's net sales for the period October 1, 2006 to March 31, 2007 of $862 million, of which $556 million was in the U.S., compared to net sales of $1,099 million, of which $733 million was in the U.S., for the comparable period ending in 2006. The average gross royalty rate earned in the first six months of 2007 on BSC's net sales was 7.7% for sales in the U.S. and 5.7% for sales in other countries compared to an average rate of 7.9% for sales in the U.S. and 6.2% for sales in other countries for the same period in 2006.

We expect revenues in the Pharmaceutical Technologies segment may decrease in the third quarter of 2007 as compared to the second quarter of 2007, based on lower total sales of paclitaxel-eluting stent systems by BSC in the second quarter of 2007, offset slightly by the potential to receive royalties based on sales by BSC in Japan, where we expect to receive a higher blended royalty rate as compared to the overall blended rate received on other BSC sales outside of the U.S. Specifically, BSC announced on July 20, 2007 that BSC's worldwide sales of drug-eluting stent systems for the second quarter of 2007, which are inclusive of sales of paclitaxel-eluting stent systems for which we receive royalties, were $437 million, as compared to gross drug-eluting stent system revenues of $468 million for the first quarter of 2007.

We expect that revenues in the Medical Products segment may increase during the remainder of 2007 as compared to the second quarter of 2007, reflecting the potential for growth of certain existing and newly launched product lines, including the recently launched Quill SRS product line.

Expenditures

(in thousands of U.S.$)	Three months ended June 30,		Six months ended June 30,	
	2007	**2006**	**2007**	**2006**
License and royalty fees	$4,268	$6,050	$9,709	$12,563
Cost of products sold	25,085	24,033	47,877	24,667
Research and development	13,458	11,833	27,221	21,488
Selling, general and administrative	24,363	23,178	47,818	33,552
Depreciation and amortization	8,328	10,389	16,483	12,555
In-process research and development	8,000	-	8,000	1,042
	$83,502	$75,483	$157,108	$105,867

License and royalty fees on royalty revenue

License and royalty fee expenses include license and royalty payments due to certain of our licensors, primarily as a result of paclitaxel-eluting coronary stent system royalty revenue received from BSC. The decrease in this expense in the second quarter and first six months of 2007, when compared to the same periods in 2006, reflects the decrease in our royalty revenue. We expect license and royalty fee expense to continue to be a significant cost in the remainder of 2007, as royalty fee expense is directly related to royalty revenue.

Cost of products sold

Cost of products sold is comprised of costs and expenses related to the production of our various medical device and device component and biomaterial products and technologies, including direct labor, raw materials, depreciation and certain fixed overhead costs related to our various manufacturing facilities and operations.

Cost of products sold increased by $1.1 million for the second quarter of 2007 compared to the same period in 2006. The gross margin on product sales was 41% during the second quarter of 2007 compared to 52% for the same period of 2006. The decrease in our gross margin resulted from several factors, including: (i) the lack of a corresponding reduction in cost of goods sold relating to non-recurring Contour Threads brand discontinuation charges that were applied against current period revenue; (ii) overall product sales mix reflecting certain lower margin OEM product lines, which led to slightly lower manufacturing overhead expense absorption rates as compared to prior periods; , and (iii) a one-time $0.9 million adjustment to our provision for excess and obsolete inventory related to the adoption of a revised methodology for calculating the provision.

Because of the acquisition of the AMI operations on March 23, 2006, an analysis of the gross margin for the first six months of 2007 is not comparable to the same period of 2006.

We expect that cost of products sold will continue to be significant and that gross margins may improve during the remainder of 2007 primarily as a result of potential increases in sales of selected new product lines that provide higher relative gross margins as compared to existing product lines.

Research and development

Our research and development expense is comprised of costs incurred in performing research and development activities, including salaries and benefits, clinical trial and related clinical manufacturing costs, contract research costs, patent procurement costs, materials and supplies, and operating and occupancy costs. Our research and development activities occur in two main areas:

(i) Discovery and preclinical research - Our discovery and preclinical research efforts are divided into several distinct areas of activity, including screening and preclinical evaluation of pharmaceuticals and various biomaterials and drug delivery technologies, evaluation of mechanism of action of pharmaceuticals, mechanical engineering and pursuing patent protection for our discoveries.

(ii) Clinical research and development - Clinical research and development refers to internal and external activities associated with clinical studies of product candidates in humans, and advancing clinical product candidates towards a goal of obtaining regulatory approval to manufacture and market these product candidates in various geographies.

Research and development expenses, organized by significant project, for the second quarter and first six months of 2007 and 2006 were as follows:

(in thousands of U.S.$)	Three months ended June 30,		Six months ended June 30,	
	2007	**2006**	**2007**	**2006**
Discovery and pre-clinical research	$13,002	$6,912	$20,054	$13,631
Ongoing clinical programs:				
Vascular Wrap Paclitaxel-Eluting Mesh	3,429	1,739	5,750	3,323
Anti-infective Central Venous Catheter	2,008	1,815	3,717	3,898
	5,437	3,554	9,467	7,221
Completed clinical programs:				
Adhibit Adhesion Prevention Gel	20	74	55	115
Other	23	49	49	135
	43	123	104	250
Medical products	2,991	1,458	5,714	1,514
IPR&D expense	(8,000)	-	(8,000)	(1,042)
Stock-based compensation	531	623	973	1,244
Less: Depreciation, amortization and inter-company charges allocated to projects above	(546)	(484)	(1,091)	(910)
Total research and development	13,458	12,186	27,221	21,908
Less: Research and development relating to discontinued operations	-	(353)	-	(420)
Total research and development relating to continuing operations	$13,458	$11,833	$27,221	$21,488

Research and development project expenses include all direct costs as well as an allocation of indirect research and development expenses based on direct effort and costs of each project.

Research and development expenditures increased by $1.6 million to $13.5 million for the second quarter of 2007 as compared to $11.8 million for the comparable period of 2006. The increase was primarily related to an increase in clinical trial activity associated with the Vascular Wrap and CVC programs.

Research and development expenditures increased by $5.7 million to $27.2 million for the first six months of 2007 as compared to $21.5 million for the comparable period of 2006. The substantial majority of the increase was due to the factors noted above for the second quarter of 2007. The addition of discovery and pre-clinical research personnel, a new early-stage research collaboration, and a one-time payment of $0.9 million to terminate a development agreement also contributed to the increased expenditures during the first six months of 2007. A small amount of the increase relates to the incurrence of research and development expenses of the AMI operations for a full six month period in 2007. As a result of the acquisition completion date of March 23, 2006, the AMI research and development costs were not reflected in our results of operations for the entire comparable six month period in 2006.

Selling, general and administrative expenses

Our selling, general and administrative expenses are comprised of costs incurred related to the sale of our various medical products and our various management and administrative support functions, primarily salaries, commissions and benefits and other operating and occupancy costs.

Total selling, general and administrative expenditures for the second quarter of 2007 increased by $1.2 million compared to the same period in 2006, mainly as a result of the expansion of our sales force and severance costs of $2.1 million related to the integration of AMI, partially offset by reduced salary expense due to lower general and administrative headcount.

Total selling, general and administrative expenditures for the first six months of 2007 increased by $14.3 million compared to the same period in 2006 due to the factors described above for the second quarter, and as a result of including costs incurred related to sales activities of the AMI operations from the date of acquisition of March 23, 2006. As a result of the acquisition completion date, the AMI selling, general and administrative expenditures were not reflected in our results of operations for the entire six month prior year period.

During the remainder of 2007, we expect that selling, general and administrative expenses will continue to be higher as compared to the second quarter of 2007, primarily due to the continued expansion of our various sales and marketing activities and personnel and continued employee severance costs related to our closure of one of our manufacturing facilities. This will be partially offset by a reduction in general and administrative expenses reflecting broad spending reduction initiatives as well as certain cost reductions related to reorganization activities. Expenditures could fluctuate depending on product sales levels and growth of new product sales, including the Quill SRS, and the extent of legal efforts required to support and defend our intellectual property portfolio.

Depreciation and amortization

Depreciation and amortization expense for the second quarter and first six months of 2007 includes amortization of licensed technologies and identifiable intangible assets purchased through business combinations of $7.4 million and $14.7 million, and depreciation of property, plant and equipment of $0.9 million and $1.7 million, respectively. The increase in amortization expense is primarily due to the amortization of identifiable intangible assets acquired in various business combinations, including from the acquisition of AMI.

We expect depreciation and amortization expense to remain consistent from quarter to quarter during the remainder of 2007 unless further intangible assets are acquired.

In-process research and development ("IPR&D")

We record IPR&D expense relating to acquired or in-licensed technologies that are at an early stage of development and have no alternative future use. In the second quarter of 2007, we recorded IPR&D expense of $8.0 million, of which $7.0 million relates to the extension of our collaboration with CombinatoRx and $1.0 million relates to a collaboration agreement with Rex Medical Inc. We did not record any IPR&D expense in the second quarter of 2006.

We may incur further IPR&D expenditures in future periods in the event we in-license or acquire additional early stage technologies.

Other Income (Expense)

(in thousands of U.S.$)	Three months ended June 30,		Six months ended June 30,	
	2007	**2006**	**2007**	**2006**
Foreign exchange (loss) gain	($505)	$2,135	($403)	$2,306
Investment and other (expense) income	(994)	1,813	7,808	4,517
Interest expense on long term-debt	(12,896)	(11,297)	(25,695)	(12,286)
Net gain (loss) on redemption of available-for-sale securities	-	1,064	(8,157)	(413)
	($14,395)	($6,285)	($26,447)	($5,876)

The net foreign exchange gains and losses were primarily the result of changes in the relationship of the U.S. to Canadian dollar and other foreign currency exchange rates when translating our foreign currency denominated cash, cash equivalents and short-term investments to U.S. dollars for reporting purposes at period end. We continue to hold Canadian dollars and other foreign currency denominated cash, cash equivalents and short-term investments to meet our anticipated operating and capital expenditure needs in future periods in jurisdictions outside of the U.S. We do not use derivatives to hedge against exposures to foreign currency arising from our balance sheet financial instruments and therefore are exposed to future fluctuations in the U.S. dollar to Canadian dollar and other foreign currency exchange rates.

Investment and other income for the second quarter of 2007 decreased by $2.8 million when compared to the same period in 2006 primarily due to the write-off of certain capitalized tax assets totalling $1.9 million related to the AMI acquisition.

Investment and other income for the first six months of 2007 increased by $3.3 million when compared to the same period in 2006, primarily due to a gain in the first quarter of 2007 of $7.5 million realized on the recovery of investments owned by Cohesion Technologies, Inc. which we acquired in 2003, partly offset by a reduction in investment income due to a lower cash balance available to invest because of the use of cash resources for the acquisitions of AMI and Quill and the write-off of certain capitalized tax assets totalling $1.9 million related to the AMI acquisition.

During the second quarter and first six months of 2007, we incurred interest expense of $12.9 million and $25.7 million, respectively, on our outstanding long-term debt obligations, as compared to $11.3 million and $12.3 million in the comparable periods of 2006. The interest rate on our senior floating rate notes issued in December 2006 has been, and currently is, approximately 9.1%. Interest expense for the second quarter and first six months of 2007 also include $0.6 million and $1.2 million, respectively, for amortization of deferred financing costs. Our debt obligations were issued in connection with our acquisition of AMI on March 23, 2006 and as such, were not outstanding for the full six month comparative period in 2006.

The net loss on redemption of available-for-sale securities for the first six months of 2007 is comprised of a loss of $9.6 million realized on the sale of our common stock holdings in Orthovita, Inc., partially offset by a gain of $1.4 million realized on the sale of our common stock holdings in NuVasive, Inc.

Income Tax

For the second quarter and first six months of 2007, we recorded an income tax recovery of $10.5 and $14.9 million, respectively. The income tax recovery is primarily due to the net loss from operations, amortization of identifiable intangible assets, tax deductions relating to international financing structures, and provincial income tax credits. The income tax recovery for the first six months of 2007 is net of a charge of $1.1 million related to an accrual on the adoption of FIN 48.

For the second quarter and first six months of 2007, we realized an effective tax rate of 41.4% and 42.4%, respectively. For the same periods in the prior year (adjusted for taxes related to the retroactive change in Quebec tax legislation), we realized an effective tax rate of 8.4% and 22.1%. The effective tax rate for the current period is higher than the statutory Canadian tax rate of 34.1% and is primarily due to tax deductions related to international financing structures and provincial income tax credits, and the net effect of lower tax rates on earnings in foreign jurisdictions. These same factors have the reverse effect of creating an effective tax rate lower than the statutory tax rate for prior periods when we reported net income from operations.

Discontinued Operations

In September 2006, we determined that certain operations acquired through the AMI acquisition were not aligned with our current business strategy and we began actively looking to dispose of these subsidiaries. These operations have been categorized as discontinued and include the following AMI subsidiaries: American Medical Instruments, Inc. located in Dartmouth, Massachusetts; Point Technologies, Inc. located in Boulder, Colorado; and Point Technologies S.A. located in Costa Rica. The assets and liabilities of these operations have been shown separately on the balance sheet as current assets and current liabilities from discontinued operations and the net loss for these operations have been shown separately on the statements of income. Included in long-term assets from discontinued operations are intangible assets of $1.3 million and goodwill of $2.2 million. We recorded a net loss from discontinued operations, including impairment charges, for these subsidiaries of $0.2 million and $5.8 million for the second quarter and first six months of 2007, respectively.

We reviewed the carrying value of the discontinued operations at the end of the first quarter of 2007 and recorded impairment charges of $8.9 million. The impairment charges were determined based on our best estimate of net proceeds on ultimate disposition and have been allocated proportionately to the long-term assets from discontinued operations. We reviewed the carrying value of the discontinued operations at the end of the second quarter of 2007 and concluded that there were no further indications of impairment.

On July 31, 2007, we completed the sale of 100% of the issued and outstanding shares of our subsidiaries Point Technologies, Inc. and Point Technologies S.A. for proceeds of $2.6 million.

The operating results of discontinued operations are summarized as follows:

(in thousands of U.S.$)	Three months ended June 30,		Six months ended June 30,	
	2007	2006	2007	2006
Revenues	$2,895	$4,078	$5,937	$4,074
Operating loss	(320)	(448)	(803)	(882)
Other income and expense	-	15	-	4
Impairment charge	-	-	(8,879)	-
Loss before income taxes	(320)	(433)	(9,682)	(878)
Income tax recovery	(150)	(91)	(3,891)	(91)
Net loss from discontinued operations	($170)	($342)	($5,791)	($787)

Summary of Quarterly Results

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight quarters. This data has been derived from our unaudited quarterly consolidated financial statements, which were prepared on the same basis as the annual audited consolidated financial statements. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2006 and 2005.

The quarterly results include the results of AMI since the date of its acquisition on March 23, 2006 and Quill since the date of its acquisition on June 26, 2006.

(in thousands of U.S.$, except per share data)	Quarter ended			
	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006
Total revenues	$72,352	$75,958	$93,253	$86,271
Operating (loss) income	(11,150)	2,352	14,060	16,478
Net (loss) income from continuing operations	(15,045)	(5,260)	(5,260)	7,404
Net (loss) income	(15,215)	(10,881)	(11,703)	6,926
Basic (loss) income per share:				
Continuing operations	(0.18)	(0.06)	(0.06)	0.09
Discontinued operations	-	(0.11)	(0.08)	(0.01)
Total	(0.18)	(0.17)	(0.14)	0.08
Diluted (loss) income per share:				
Continuing operations	(0.18)	(0.06)	(0.06)	0.09
Discontinued operations	-	(0.11)	(0.08)	(0.01)
Total	(0.18)	(0.17)	(0.14)	0.08

(in thousands of U.S.$, except per share data)	Quarter ended			
	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005
Total revenues	$93,606	$41,945	$43,846	$47,892
Operating income (loss)	18,123	11,561	(41,050)	20,815
Net income (loss) from continuing operations	2,170	7,581	(42,720)	16,325
Net income (loss)	1,827	7,535	(51,260)	15,925
Basic income (loss) per share:				
Continuing operations	0.02	0.09	(0.51)	0.19
Discontinued operations	-	-	(0.10)	-
Total	0.02	0.09	(0.61)	0.19
Diluted income (loss) per share:				
Continuing operations	0.02	0.09	(0.51)	0.19
Discontinued operations	-	-	(0.10)	-
Total	0.02	0.09	(0.61)	0.19

The primary factors and trends that have caused variations in our quarterly results are as follows:

Second Quarter Summary

We recorded a net loss from continuing operations of $15.0 million for the second quarter of 2007 compared to a net loss from continuing operations of $5.3 million for the immediately preceding quarter. The change from the prior quarter was related to a decline in royalty revenue derived from sales of paclitaxel-eluting coronary stents by BSC (partially offset by a reduction in related licence and royalty fees payable), additional severance and other costs related to the integration of the AMI operations, and $8.0 million of in-process R&D expense primarily related to the extension of our collaboration with CombinatoRx.

The primary factors and trends that have caused variations in our quarterly results are as follows:

(i) *AMI acquisition* – The last four quarters have included the results of AMI from the date of acquisition, March 23, 2006. The AMI acquisition has significantly impacted our quarterly results. The most substantial factors resulting from the AMI acquisition impacting our quarterly financial statements include the following:

(in millions of U.S.$)	Quarter ended				
	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006
AMI product sales revenue	41.6	41.4	43.6	41.6	49.2
Interest expense on long-term debt	12.9	12.8	11.9	11.3	12.3
Amortization expense related to intangible assets acquired in AMI acquisition	7.5	7.2	6.4	6.7	7.3

(ii) *Royalty Revenue from BSC* – We receive royalty revenue from BSC based on BSC's net sales of paclitaxel-eluting stent systems throughout the world. Our royalty revenues were approximately $40.0 to $50.0 million per quarter from the third quarter of 2004, when we received our first substantial royalty payment, to the fourth quarter of 2006. In the third quarter of 2005, royalty revenue from BSC began to decrease due to a two percentage point reduction in our top royalty rate earned on certain sales by BSC, from 11% to 9%, as a result of BSC achieving certain cumulative revenue thresholds in 2005, and a reduced amount of paclitaxel-eluting stent sales by BSC as compared to prior quarters. From the second quarter of 2006, sales of paclitaxel-eluting stents by BSC in the U.S., where the average royalty rate is generally higher than in Europe and other countries, have continued to decrease. In the second quarter of 2007, royalty revenue from BSC was $28.4 million, reflecting an 11% decline in paclitaxel-eluting stent sales by BSC from the first quarter of 2007.

(iii) *IPR&D expense*– The amount of IPR&D expense recorded in each quarter depends on the timing of acquisitions and transactions with research and development collaborators. As these expenses are often significant when compared to other operating expenditures, the results in any quarter could be materially affected by the timing of such expenses. In the second quarter of 2007, we recorded $8.0 million of IPR&D expense, of which $7.0 million relates to the extension of our collaboration with CombinatoRx, and $1.0 million relates to our in-licensing of several development stage products from Rex Medical LP. In the first quarter of 2006, we recorded $1.0 million IPR&D expense relating to our license agreement with Poly-Med, Inc. In the fourth quarter of 2005, we recorded IPR&D expense of $54.0 million relating to our investment in and collaboration transaction with CombinatoRx and our acquisition of Afmedica, Inc., resulting in a significant net loss for the quarter.

(iv) *Income tax expense* –Significant estimates are required in determining our provision for income taxes. Our effective tax rate may change from quarter to quarter based on the mix of income among different foreign jurisdictions in which we operate, changes in tax laws in these jurisdictions, and changes in the amount of valuation allowance recorded.

(v) Other factors – Our results may also be affected by fluctuations in research and development expenses and in selling, general and administrative expenses from quarter to quarter due to our continued expansion of our research and development programs, including fluctuations in expenses related to the conduct of human clinical trials for certain of our product candidates, increases in sales and marketing efforts in our focus markets, increases in legal efforts required to support our intellectual property portfolio and increases in the number of employees required to support our growing operations.

Liquidity and Capital Resources

On March 23, 2006, concurrent with our acquisition of AMI, we completed an offering of $250.0 million in aggregate principal amount of 7.75% senior subordinated notes due in 2014 in a private placement transaction, and entered into a $425.0 million senior secured credit facility consisting of a $350.0 million senior term loan facility maturing in 2013 and a $75.0 million senior secured revolving credit facility maturing in 2011. None of the $75.0 million revolving credit facility was drawn. The net proceeds from the sale of the $250.0 million 7.75% senior subordinated notes due 2014 and the $350.0 million term loan, as well as cash on hand, were used to finance the AMI acquisition. In December 2006, we repaid the term loan with the proceeds from the issuance of senior floating rate notes in the aggregate principal amount of $325.0 million, due 2013 and cash on hand. We also terminated the revolving credit facility.

The significant terms relating to our senior subordinated notes and senior floating rate notes are described below.

At June 30, 2007, we had working capital of $102.6 million, excluding current assets and current liabilities from discontinued operations, and cash resources of $112.3 million, consisting of cash and cash equivalents. In aggregate, our working capital decreased by $6.0 million from December 31, 2006. These cash resources, in addition to cash generated from operations, are used to support our continuing clinical studies, research and development initiatives, working capital requirements, debt servicing requirements and for general corporate purposes. We may also use our cash resources to fund acquisitions of, or investments in, businesses, products or technologies that expand, complement or are otherwise related to our business.

We believe that our existing principal sources of liquidity, working capital and cash from operations are sufficient to satisfy the funding of current research and product development programs, contractual obligations, and other operating and capital requirements, including debt servicing requirements and other potential acquisitions and in-licensing of technologies, on both a short-term and long-term basis. Our cash inflows and the amounts of expenditures that will be necessary to execute our business plan are subject to numerous uncertainties, which may adversely affect our liquidity and capital resources to a significant extent and may require us to raise additional funds through debt or equity offerings. We also from time to time consider certain financing opportunities, including various types of debt or equity securities, as alternatives to our current senior floating rate notes and senior subordinated notes.

Cash Flow Highlights

(in thousands of U.S.$)	Three months ended June 30,		Six months ended June 30,	
	2007	**2006**	**2007**	**2006**
Cash and cash equivalents, beginning of period	$98,038	$81,866	$99,332	$62,163
Cash provided by operating activities	16,452	23,793	3,565	22,485
Cash (used in) provided by investing activities	(2,001)	(16,516)	11,187	(586,077)
Cash (used in) provided by financing activities	(191)	(32,179)	(1,786)	558,393
Net increase (decrease) in cash and cash equivalents	14,260	(24,902)	12,966	(5,199)
Cash and cash equivalents, end of period	$112,298	$56,964	$112,298	$56,964

Cash Flows from Operating Activities

Cash provided by operating activities for the second quarter of 2007 was $16.5 million compared to $23.8 million for the corresponding period in 2006. Net income for the current quarter, excluding non-cash items, resulted in cash outflows of $4.3 million compared to cash inflows of $9.5 million for the same period in the prior year. The decrease in cash provided by operating activities was due to factors consistent with those that impacted net income, as described above under "Results of Operations – Overview". Working capital requirements resulted in cash inflows of $20.9 million during the second quarter of 2007 compared to cash inflows of $14.3 million for the comparative period in 2006. Cash inflows related to working capital for the second quarter of 2007 were primarily due to a decrease in accounts receivable and an increase in accounts payable and accrued liabilities. Cash inflows related to working capital for the second quarter of 2006 were primarily due to an increase in income taxes payable.

Cash provided by operating activities for the first six months of 2007 was $3.6 million compared to $22.5 million for the corresponding period in 2006. Net income for the period, excluding non-cash items, resulted in cash outflows of $4.4 million compared to cash inflows of $22.1 million for the same period in 2006. The decrease in cash provided by operating activities was due to factors consistent with those that impacted net income, as described above under "Results of Operations – Overview". Working capital requirements resulted in cash inflows of $8.2 million during the first six months of 2007 compared to cash inflows of $0.4 million for the comparative period in 2006. Cash inflows related to working capital for the first six months of 2007 were primarily due to a decrease in accounts receivable. Cash inflows related to working capital for the second quarter of 2006 were primarily due to an increase in accounts payable, offset by a decrease in income taxes and interest payables.

Cash Flows from Investing Activities

Net cash used in investing activities for the second quarter of 2007 was $2.0 million compared to net cash used of $16.5 million for the same quarter of 2006. For the second quarter of 2007, cash used in investing activities was primarily for the acquisition of property, plant and equipment. For the second quarter of 2006, cash used in investing activities was primarily related to cash used to fund the Quill acquisition, partly offset by net redemptions of short-term investments.

Net cash provided by investing activities for the first six months of 2007 was $11.2 million compared to net cash outflows of $586.1 million for the same period of 2006. For the first six months of 2007, cash provided by investing activities was primarily from the net redemption of short and long term investments, partially offset by the acquisition of intangible assets. For the first six months of 2006, cash used in investing activities was primarily related to cash used to fund the acquisitions of AMI and Quill, partly offset by net redemptions of short-term investments.

We invest our excess cash balances in short-term marketable securities, principally investment grade commercial debt and government agency notes. The primary objectives of our marketable securities portfolio are liquidity and safety of principal. Investments are made with the objective of achieving the highest rate of return while meeting our two primary objectives. Our investment policy limits investments to certain types of instruments issued by institutions with investment grade credit ratings and places restrictions on maturities and concentration by type and issuer. Cash equivalents have maturity dates to August 9, 2007. At June 30, 2007, we retained $15.5 million (CDN $16.5 million) denominated in Canadian dollars in order to meet our anticipated Canadian operating and capital expenditures in future periods.

Cash Flows from Financing Activities

Net cash used in financing activities for the second quarter of 2007 of $0.2 million is related to long-term debt financing costs. Net cash used in financing activities for the same period of 2006 of $32.2 million was mainly due to the repayment of $27.4 million of the senior secured credit facility used to partially fund the AMI acquisition.

Net cash used in financing activities for the first six months of 2007 of $1.8 million is related to long-term debt financing costs. Net cash provided by financing activities for the same period of 2006 of $558.4 million was mainly due to the proceeds received from the senior secured credit facility and senior subordinated notes used to fund the AMI acquisition.

Senior Floating Rate Notes

On December 11, 2006, we issued senior floating rate notes due 2013 in the aggregate principal amount of $325 million. The senior floating rate notes bear interest at an annual rate of LIBOR (London Interbank Offered Rate) plus 3.75%, which is reset quarterly. Interest is payable quarterly in arrears on March 1, June 1, September 1, and December 1 of each year through to maturity. The senior floating rate notes are unsecured senior obligations, are guaranteed by certain of our subsidiaries and rank equally in right of payment to all of our existing and future senior indebtedness.

Prior to June 1, 2008, we may redeem at a specified redemption price up to 35% of the aggregate principal amount of the notes using net cash proceeds of one or more public equity offerings or we may redeem all, or a portion, of the aggregate principal amount of the notes at any time by paying a make-whole redemption price. On or after June 1, 2008, we may redeem all or a part of the notes at specified redemption prices.

Senior Subordinated Notes

On March 23, 2006, we issued $250.0 million aggregate principal amount of 7.75% senior subordinated notes due 2014. Interest is payable semi-annually in arrears on April 1 and October 1 of each year through to maturity beginning October 1, 2006. The senior subordinated notes and related note guarantees provided by us and certain of our subsidiaries are subordinated to our senior floating rate notes described above.

Prior to April 1, 2009, we may redeem at a specified redemption price up to 35% of the aggregate principal amount of the notes using net proceeds from certain equity and convertible debt offerings or we may redeem all, or a portion, of the aggregate principal amount of the notes at any time by paying a make-whole redemption price. On or after April 1, 2009, we may redeem all or a part of the notes at specified redemption prices.

Debt Covenants

The terms of the indentures governing our senior floating rate notes and our senior subordinated notes include various covenants that impose restrictions on the operation of our business and the business of our subsidiaries, including the incurrence of certain liens and other indebtedness. As of June 30, 2007, we are in material compliance with all covenants and are not in breach of any provision of the indentures governing the senior subordinated notes and senior floating rate notes that would cause an event of default to occur.

Contractual Obligations

Our significant contractual obligations for the next five years and thereafter include:

(in thousands of U.S.$)	Payments due by period				
	Total	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Long-term debt repayments	575,000	-	-	-	575,000
Long-term debt interest obligations	338,838	49,476	98,787	98,870	91,705
Operating leases	22,847	2,809	4,345	3,529	12,164
License, research and technology development agreements	25,979	13,797	12,182	-	-
Total obligations	962,664	66,082	115,314	102,399	678,869

Long-term debt includes $325.0 million of senior floating rate notes and $250.0 million of senior subordinated notes. Repayments are based on contractual commitments as defined in the indentures governing the notes. Long-term debt interest obligations on variable (floating) rate debt are estimated using the current interest rates in effect at June 30, 2007. Long-term debt repayments and interest obligations assume no early repayment of principal.

We have entered into operating leases in the ordinary course of business for office and laboratory space with various expiries through July 2019.

Included in the above schedule are our commitments to make research and development funding payments of $2.1 million relating to an agreement with Poly-Med, Inc. We have obligations, included in the above schedule, arising from our acquisition of Quill, to spend a further $20.0 million over the next two years in relation to the technology, including sales and marketing, research and development, and corporate support.

The table above does not include any cost sharing or milestone payments in connection with research and development collaborations with third parties as these payments are contingent on the achievement of specific developmental, regulatory or commercial activities and milestones. In addition, we may have to make royalty payments based on a percentage of future sales of certain products in the event regulatory approval for marketing is obtained. We have a contingent obligation of $10.0 million to former Afmedica equity holders should we reach certain development and regulatory milestones with respect to any Afmedica product. As discussed elsewhere in this MD&A, we are obligated to pay a $10.0 million milestone in the third quarter of 2007 to the former shareholders of Quill and we may be required to make additional contingent payments of up to $150.0 million to the former shareholders of Quill should we achieve certain revenue and development milestones. These payments to the former Quill shareholders are primarily contingent upon the achievement of significant incremental revenue growth over a five year period, subject to certain conditions. We may also have to make royalty payments based on a percentage of future sales of certain products associated with certain collaborators and licensors in the event regulatory approval for marketing is obtained. As discussed elsewhere in this MD&A, we also have an obligation to pay $7.0 million to CombinatoRx because we exercised our option to extend our research collaboration with CombinatoRx from 30 months to 60 months.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as defined by applicable securities regulators in Canada and the U.S. at June 30, 2007 that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

Recent Accounting Pronouncements

Effective January 1, 2007, we adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 is designed to reduce diversity and provide consistent accounting practices and criteria for how companies should recognize, measure, present, and disclose in their financial statements all significant uncertain tax positions.

As a result of the adoption, in the first quarter of 2007 we increased our existing reserves for uncertain tax positions by $4.9 million. Approximately $3.3 million of this increase was recorded as a cumulative effect adjustment to our opening deficit and the remainder was recorded as a current expense. If recognized in future periods, the unrecognized tax benefits of $4.9 million will have a favourable effect on the effective income tax rate in those periods. The increase for uncertain tax positions includes accrued interest expense of $0.4 million. In accordance with our accounting policies, accrued interest and penalties, if incurred, relating to unrecognized tax benefits are recognized as a component of income tax expense.

The taxation years 2002 to 2006 remain open to examination by the Canada Revenue Agency and taxation years 2003 to 2006 remain open to examination by the Internal Revenue Service. We file income tax returns in Canada, the U.S., and various foreign jurisdictions including the U.K., Denmark, Puerto Rico, and Switzerland.

Disclosure Controls and Procedures

Management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness and operation of our disclosure controls and procedures during the second quarter of 2007. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Risk Factors

You should consider carefully the following information about these risks, together with all of the other information contained within this document. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could be harmed.

Risks Related to Our Business

Boston Scientific may be enjoined from selling, or otherwise become subject to limitations applicable to its ability to sell, TAXUS in the U.S.

Our royalty revenue derived from the sale of paclitaxel-eluting coronary stents depends on BSC's ability to continue to sell its TAXUS Express 2™ stent and to launch next generation paclitaxel-eluting stents including the TAXUS Liberté™ stent, in the U.S. Historically, stent manufacture and sale is the subject of a substantial amount of U.S. patent litigation, and we anticipate that our licensees, including BSC and others, may be involved in material legal proceedings related to paclitaxel-eluting stents. The following provides information about some current and recent litigation, all of which pertains to stents, however not all of it pertains specifically to paclitaxel-eluting stents:

In Cordis Corporation v. Boston Scientific Corporation et al. (Civil Action No. 03-027-SLR, D. Delaware), Cordis filed a compaint on January 13, 2003, alledging that BSC's stents (including the EXPRESS stent) infringe the Palmaz patent (U.S. 4,739,762). BSC's answer filed March 5, 2003 alledged that Cordis' stents (including the BX VELOCITY stent) infringed the Jang patent (U.S. 5,922,021). Cordis' amended complaint filed August 2, 2004 alledged that BSC's LIBERTE stents infringe the Palmaz patent (U.S. 4,739,762) and the Gray patent (U.S. 5,895,406). Two jury trials were held to consider these issues. On June 21, 2005, one jury found that: BSC's EXPRESS, TAXUS EXPRESS, EXPRESS BILIARY, and LIBERTE stents infringe claim 23 of the '762 Palmaz patent (D.I. 360); BSC induced infringement of claim 1 of the '762 Palmaz patent (D.I. 360); and BSC's LIBERTE stent infringes claim 2 of the '406 Gray patent and that claim 2 is not invalid due to lack of novelty or obviousness (D.I. 360). On July 1, 2005, another jury found that Cordis's CYPHER, BX VELOCITY, BX SONIC, and GENESIS stents infringe claim 36 of the '021 Jang patent under the doctrine of equivalents and that claim 36 is not invalid due to obviousness (D.I. 381). On May 11, 2006, the Delaware Court upheld both jury verdicts and furthermore denied BSC's renewed motion for judgment as a matter of law or for a new trial on infringement and invalidity of the '762 Palmaz patent and the '406 Gray patent; denied Cordis's renewed motion for judgment as a matter of law or for a new trial on infringement and invalidity of the '021 Jang patent; and dismissed Cordis' claim that BSC's TAXUS LIBERTE stent infringes the '406 Gray patent without prejudice (2006 WL 1305227 slip op.). On February 27, 2007, Cordis filed a motion for judgment as a matter of law or a new trial on infringement of the '021 Jang patent based on BSC's claim construction in a California case (Jang v. Boston Scientific Corp., Case No. EDCV No. 05-426 (VAP) (SGLx)) (D.I. 426); this motion is still pending before the Court. In the California case BSC argued that the EXPRESS stent was not covered by the '021 Jang patent. Cordis argued that under BSC's claim construction in the California case the BX VELOCITY stent would not infringe the '021 Jang patent. BSC argued that the BX VELOCITY stent infringes the '021 Jang patent under both claim constructions.

Two other stent-related lawsuits have recently settled, namely: Boston Scientific Scimed, Inc. and Boston Scientific Corporation v. Cordis Corporation and Johnson and Johnson, Inc. Civil Action No. 03-283-SLR (D. Delaware) and Boston Scientific Corporation and Boston Scientific Scimed, Inc. v. Conor Medsystems, Inc. (Civil Action No. 05-768-SLR (D. Delaware).

We depend on BSC for a significant amount of our future revenues and development of TAXUS.

Although the AMI acquisition has diversified our revenue, we anticipate that a significant amount of our revenue for the next few years will be derived from and dependent upon royalty revenues from BSC. We do not have control over the sales and marketing efforts, stent pricing, production volumes, distribution or regulatory environment related to BSC's paclitaxel-eluting coronary stent program. Our involvement is limited to the terms of our 1997 license agreement, (as amended) with BSC and Cook, which provides for the receipt of royalty revenue based on the net sales of TAXUS and specifies the applicable royalty rates. Certain recent medical studies indicate that the use of drug-eluting stents in patients may increase the rate of late stent thrombosis (the formation of blood clots in the stent), which may cause heart attacks or death, in comparison to the rate of late stent thrombosis when bare-metal stents are used, and BSC has announced in a press release that a recent independent study of stent patients showed a small but statistically significant increase in the incidence of stent thrombosis after one year for the TAXUS stent as compared to a bare-metal control stent. The FDA held meetings on December 7th and 8th of 2006 with a panel of experts to examine these studies and to make a recommendation to the FDA about whether additional studies or labeling changes are needed for drug-eluting stents. On January 4, 2007, the panel released a statement recommending that larger and longer premarket clinical trials and longer follow-up for post-approval studies are needed. The panel also recommended that, until more data on off-label use of drug-eluting stents is available, drug-eluting stent labels should indicate that when drug-eluting stents are used off-label patient outcomes may not be the same as the results observed in clinical trials used to support marketing approval.

If BSC is impaired in its ability to market and distribute TAXUS, whether due to a failure to comply with applicable regulatory requirements, discovery of a defect in the device, increased incidence of adverse events or identification of other safety issues, or previously-unknown problems with the manufacturing operations for TAXUS (any of which could, under certain circumstances, result in a manufacturing injunction), our revenues could be significantly reduced. BSC's failure to resolve these issues in a timely manner and to the satisfaction of the FDA and other regulatory authorities, or the occurrence of similar problems in the future, could delay the anticipated launch of TAXUS Liberté in the United States in 2007 and could have a significant impact on our royalty revenue from sales of TAXUS. Additionally, BSC may terminate the 1997 License Agreement under certain circumstances, including, if BSC is unable to acquire a supply of paclitaxel at a commercially reasonable price, if BSC reasonably determines that the paclitaxel-eluting coronary stent is no longer commercially viable, or if our license agreement with the National Institutes of Health ("NIH"), certain of which rights are sublicensed to BSC, terminates. During the quarter ended June 30, 2007, revenue from BSC represented approximately 39% of our total revenue from continuing operations.

The amounts payable by BSC to us vary from 1% to 9% of net sales depending on various factors, including volume of sales from time to time. From these amounts, we must pay certain royalties to our licensors, including the NIH and the University of British Columbia ("UBC"), under license agreements. The average gross royalty rate earned in the quarter ended June 30, 2007 on BSC's net sales for the period January 1, 2007 to March 31, 2007 was 7.6% for sales in the United States and 5.5% for sales in other countries. The average gross royalty rate earned in the six months ended June 30, 2007 on BSC's sales for the period October 1, 2006 to March 31, 2007 was 7.7% for sales in the United States (as compared to 7.9% for the same period of the prior year) and 5.7% for sales in other countries (as compared to 6.2% for the same period of the prior year). There is no guarantee that royalty payments under the license agreement with BSC will continue, and demand for BSC's paclitaxel-eluting coronary stent products could decline as a result of competition, technological change, reimbursement or other factors.

We may not be successful in integrating the operations of AMI into our operations, or we may be delayed in doing so, which may lead to higher operating costs.

Successful integration of AMI into our business depends upon our management's continued ability to manage the combined operations effectively and to benefit from increased manufacturing and sales and marketing capabilities, product synergies and revenue diversification. The AMI acquisition substantially increased the scale and scope of our operations. In connection with the integration of AMI, we must manage the creation of new divisions, or the consolidation or elimination of divisions, in our business and expand the functions currently performed by us. In particular, AMI has significant manufacturing operations and capacity, marketing and dedicated sales teams and highly fragmented operations, including manufacturing facilities located in four different countries and approximately 1,400 employees. The integration and centralization process currently underway involves complex operational and personnel-related challenges. This process is time-consuming and expensive. It may require a longer than expected time frame to achieve integration and integration may not result in the benefits, in the times or amounts, we currently expect.

Other risks that may result from the AMI acquisition include:

- difficulties associated with integrating into our business and operations the operations and personnel of AMI;

- potential disruption of both companies' business;

- inability to introduce new products into the marketplace or maintain or increase current sales levels of existing products;

- inability to maintain a competitive product offering;

- diversion of management's attention and other resources;

- successful integration may be more complex and require a longer time frame to achieve;

- inability of the companies to maintain uniform standards, controls, procedures and policies;

- difficulties associated with attracting and retaining key personnel;

- loss of customers;

- unanticipated costs of terminating or relocating facilities and operations; and

- unanticipated issues in integrating information, communications and other systems.

We have only recently achieved profitability, are not profitable this quarter and may not be able to regain and maintain profitability.

We began operations in 1992 and have incurred a loss from operations in each of the years of our existence except for fiscal 2004 and 2006. As of June 30, 2007, our accumulated deficit was $70.2 million. Our ability to be profitable on a consistent basis will depend on, among other things, the successful integration of acquired operations, and the successful commercialization of new technologies.

While we believe that our available cash, working capital and cash generated from operations should be sufficient to meet our operating and capital needs for the foreseeable future, our funding needs may vary depending upon a number of factors including: progress of our research and development programs; costs associated with completing clinical studies and the regulatory process; collaborative and license arrangements with third parties; opportunities to in-license complementary technologies; cost of filing, prosecuting and enforcing our patent claims and other intellectual property rights; expenses associated with litigation; costs associated with integrating AMI; and potential acquisitions and technological and market developments. Consequently, we may need to raise additional funds to satisfy the funding of our current research and development programs, to repay or refinance our indebtedness, to commence or to continue the preclinical studies and clinical studies necessary to obtain marketing approval contractual obligations, to meet other operating and capital requirements, to complete the integration of AMI, or for potential acquisitions and in-licensing of technologies. Additional financing may not be available, and even if available, may not be on acceptable terms. We may seek to raise additional capital through an offering of equity or debt.

If our products are alleged to be harmful, we may not be able to sell them, we may be subject to product liability claims not covered by insurance and our reputation could be damaged.

The nature of our business exposes us to potential liability risks inherent in the testing, manufacturing and marketing of pharmaceutical products and medical devices. Using our drug candidates or devices in clinical trials may expose us to product liability claims. These risks will expand with respect to drugs or devices, if any, that receive regulatory approval for commercial sale. In addition, some of the products we manufacture and sell are designed to be implanted in the human body for varying periods of time. Even if a drug or device were approved for commercial use by an appropriate governmental agency, there can be no assurance that users will not claim that effects other than those intended may have resulted from our products. Component failures, manufacturing flaws, quality system failures, design defects, inadequate disclosure of product-related risks or product-related information or other safety issues with respect to these or other products we manufacture or sell could result in an unsafe condition or injury to, or death of, a patient.

In the event that anyone alleges that any of our products are harmful, we may experience reduced consumer demand for our products or our products may be recalled from the market. In addition, we may be forced to defend individual or class action lawsuits and, if unsuccessful, to pay a substantial amount in damages. A recall of some of our products could result in exposure to additional product liability claims, lost sales and significant expense to perform the recall. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits often seek recovery of very large or indeterminate amounts, including not only actual damages, but also punitive damages. The magnitude of the potential loss relating to these types of lawsuits may remain unknown for substantial periods of time. In addition, the cost to defend against any future litigation may be significant.

We do not have insurance covering our costs and losses as a result of any recall of products or devices incorporating our technologies whether such recall is instituted by a device manufacturer or us as required by a regulatory agency. Insurance to cover costs and losses associated with product recalls is expensive. If we seek insurance covering product recalls in the future it may not be available on acceptable terms. Even if obtained, insurance may not fully protect us against potential liability or cover our losses. Some manufacturers that suffered such claims in the past have been forced to cease operations or even to declare bankruptcy.

We do have insurance covering product liability. However, our insurance may not fully protect us from potential product liability claims. If a product liability claim or a series of claims is brought against us in excess of our insurance coverage, our business could suffer. Some manufacturers that suffered such claims in the past have been forced to cease operations or even to declare bankruptcy.

Our success depends on the successful commercialization of our technology.

The successful commercialization of our technology is crucial for our success. Successful product development in the pharmaceutical industry is highly uncertain and very few research and development projects produce a commercial product. Medical devices, pharmaceutical applications and surgical implants utilizing our technology are in various stages of clinical and commercial development and face a variety of risks and uncertainties. Principally, these risks include the following:

- Future clinical trial results may show that some or all of our technology, or the technology of our strategic collaborators that incorporate our technology, is not safe or effective.

- Even if our technology is shown to be safe and effective, we and our strategic collaborators may face significant or unforeseen difficulties in manufacturing our medical devices or the medical devices and surgical implants that use our technology. These difficulties may become apparent when we or our strategic collaborators manufacture the medical devices or surgical implants on a small scale for clinical trials and regulatory approval or may only become apparent when scaling-up the manufacturing to commercial scale;.and

- Even if our technology-based products are successfully developed, receive all necessary regulatory approvals and are commercially produced, there is no guarantee that there will be market acceptance of them or that they will not cause unanticipated side effects in patients. For example, if drug-eluting stents are found to cause, or are perceived to be the cause of, blood clots in patients, then sales of our drug-eluting stent products may be adversely affected. In addition, there is no guarantee that there will be market acceptance of our products. Our ability to achieve market acceptance for any of our products will depend on a number of factors, including whether or not competitors may develop technologies which are superior to or less costly than our technology-based products, and whether governmental and private third-party payers provide adequate coverage and reimbursement for our products, with the result that our technology-based products, even if they are successfully developed, manufactured and approved, may not generate significant revenues.

If we are unsuccessful in dealing with any of these risks, or if we are unable to successfully commercialize our technology for some other reason, it would likely seriously harm our ability to generate revenue.

We depend on our strategic collaborators for the development, regulatory approval, testing, manufacturing and the potential commercialization of our products.

Historically, our strategy has been to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, regulatory approval, manufacturing, marketing and commercialization of our product candidates. For instance, we collaborate with BSC and Cook to develop and market paclitaxel-eluting coronary and peripheral stents, and with Baxter to manufacture and market our CoSeal® and Adhibit™ products. Strategic collaborators, both existing (particularly BSC) and those that we may collaborate with in the future, are or may be essential to the development of our technology and potential revenue and we have little control over or access to information regarding our collaborators' activities with respect to our products.

Our strategic collaborators may fail to successfully develop or commercialize our technology to which they have rights for a number of reasons, including:
- failure of a strategic collaborator to continue, or delays in, its funding, research, development and commercialization activities;

- the pursuit or development by a strategic collaborator of alternative technologies, either on its own or with others, including our competitors, as a means for developing treatments for the diseases targeted by our programs;

- the preclusion of a strategic collaborator from developing or commercializing any product, through, for example, litigation or other legal action; and

- the failure of a strategic collaborator to make required milestone payments, meet contractual milestone obligations or exercise options which may result in our terminating applicable licensing arrangements.

We have and we expect that we will continue to enter into licensing agreements with third parties to give us access to technologies that we may use to develop products through our strategic collaboration and partnership arrangements. The technologies governed by these license agreements may be critical to our ability to maintain our competitive advantage in our existing products and to develop future products. For example, through licenses with the NIH and UBC, we have been granted access to technologies that have contributed to the development of the TAXUS paclitaxel-eluting coronary stent.

Pursuant to terms of existing license agreements, licensors will have the ability under certain specified circumstances to terminate the license. Events which may allow licensors to exercise these termination provisions include our bankruptcy, sub-licensing without the licensor's consent, a transaction which results in our change of control, failure to use the required level of diligence efforts to develop, market and sell products based on the licensed technology, our inability to maintain adequate levels of insurance with respect to the licensed technologies or other acts or omissions that may constitute a breach by us of our license agreement. In addition, any failure to continue to have access to these technologies may materially affect the benefits that we currently derive from the collaboration and partnership arrangements and may negatively impact our results and operations.

We may utilize others to manufacture products that use our technology, and we intend to contract with third-party manufacturers to produce commercial quantities of our potential products but we do not know whether satisfactory arrangements will be reached with such parties. If we are not able to reach such an arrangement, the commercialization of our products could be delayed. If third parties cannot deliver commercial quantities of our products in a timely manner, our revenues could be significantly reduced.

We also may elect to perform manufacturing operations internally. Developing additional commercial scale manufacturing facilities would require raising substantial additional funds and hiring and retaining additional management and technical personnel who have the necessary manufacturing experience. While we expect to extend AMI's manufacturing capabilities to other parts of our business, we may not be able to achieve this efficiently or timely given the numerous challenges associated with the integration process. We can give no assurance that we will be successful in developing commercial scale manufacturing facilities or leveraging AMI's manufacturing capabilities or obtaining necessary approvals in a timely manner or at all.

If our process related to product development does not result in an approved and commercially successful product, our business could be adversely affected.

We focus our research and development activities on areas in which we have particular strengths. The outcome of any development program is highly uncertain, notwithstanding how promising a particular program may seem. Success in preclinical and early-stage clinical trials may not necessarily translate into success in large scale clinical trials. Further, to be successful in clinical trials, increased investment will be necessary, which will adversely affect our short-term profitability.

In addition, we will need to obtain and maintain regulatory approval in order to market new products. Notwithstanding the outcome of clinical trials for new products, regulatory approval may not be achieved. The results of clinical trials are susceptible to varying interpretations that may delay, limit or prevent approval or result in the need for post-marketing studies. In addition, changes in regulatory policy for product approval during the period of product development and review by regulators of a new application may cause delays or rejection. Even if we receive regulatory approval, this approval may include limitations on the indications for which we can market the product. There is no guarantee that we will be able to satisfy the needed regulatory requirements, and we may suffer a significant variation from planned revenue as a result.

Our current and planned clinical trials may not begin on time, or at all, and may not be completed on schedule, or at all.

The commencement or completion of any of our clinical trials may be delayed or halted for numerous reasons, including, but not limited to, the following:

- the FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;

- the data and safety monitoring committee of a clinical trial recommends that a trial be placed on hold or suspended;

- patients do not enroll in clinical trials at the rate we expect;

- patients are not followed-up at the rate we expect;

- patients experience adverse side effects or events related to our products;

- patients die or suffer adverse medical effects during a clinical trial for a variety of reasons, including the advanced stage of their disease and medical problems, which may or may not be related to our product candidates;

- regulatory inspections of our clinical trials or manufacturing facilities, which may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials if investigators find us not to be in compliance with regulatory requirements;

- the failure of our manufacturing process to produce finished products which conform to design and performance specifications;

- changes in governmental regulations or administrative actions;

- the interim results of the clinical trial are inconclusive or negative;

- pre-clinical or clinical data is interpreted by third parties in different ways; or

- our trial design, although approved, is inadequate to demonstrate safety and/or efficacy.

Clinical trials may require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Patient enrollment in clinical trials and completion of patient follow-up in clinical trials depend on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites and the eligibility criteria for the study and patient compliance. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures to assess the safety and effectiveness of our stents, or they may be persuaded to participate in contemporaneous trials of competitive products. Delays in patient enrollment or failure of patients to continue to participate in a study may cause an increase in costs and delays or result in the failure of the trial.

Our clinical trial costs will increase if we have material delays in our clinical trials or if we need to perform more or larger clinical trials than planned. Adverse events during a clinical trial could cause us to repeat a trial, terminate a trial or cancel the entire program.

Pre-clinical development is a long, expensive and uncertain process, and we may terminate one or more of our pre-clinical development programs.

We may determine that certain pre-clinical product candidates or programs do not have sufficient potential to warrant the allocation of resources. Accordingly, we may elect to terminate our programs for such product candidates. If we terminate a pre-clinical program in which we have invested significant resources, our prospects will suffer, as we will have expended resources on a program that will not provide a return on our investment and will have missed the opportunity to have allocated those resources to potentially more productive uses.

We may not be able to protect our intellectual property or obtain necessary intellectual property rights from third parties, which could adversely affect our business.

Our success depends, in part, on ensuring that our intellectual property rights are covered by valid and enforceable patents or effectively maintained as trade secrets and our ability to detect violations of our intellectual property rights and enforce such rights against others.

The validity of our patent claims depends, in part, on whether prior art references described or rendered obvious our inventions as of the filing date of our patent applications. We may not have identified all prior art, such as U.S. and foreign patents or published applications or published scientific literature, that could adversely affect the validity of our issued patents or the patentability of our pending patent applications. For example, patent applications in the United States are maintained in confidence for up to 18 months after their filing. In some cases, however, patent applications remain confidential in the U.S. Patent and Trademark Office, which we refer to as the U.S. Patent Office, for the entire time prior to issuance as a U.S. patent. Patent applications filed in countries outside the United States are not typically published until at least 18 months from their first filing date. Similarly, publication of discoveries in scientific or patent literature often lags behind actual discoveries. Therefore, we cannot be certain that we were the first to invent, or the first to file patent applications related to, our technology. In the event that a third party has also filed a U.S. patent application covering a similar invention, we may have to participate in an adversarial proceeding, known as an interference, declared by the U.S. Patent Office to determine priority of invention in the United States. It is possible that we may be unsuccessful in the interference, resulting in a loss of some portion or all of our U.S. patent positions. The laws in some foreign jurisdictions do not protect intellectual property rights to the same extent as in the United States, and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we encounter such difficulties or we are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed.

We have filed and are pursuing patent applications in Canada, the United States and other jurisdictions. We hold more than 240 U.S. patents and have over 240 pending U.S. patent applications that cover various aspects of our technology, where many of these patents and applications have foreign counterparts. We may not be able to obtain patent protection for key elements of our technology, as the patent positions of pharmaceutical, biotechnology and medical device companies are uncertain and involve complex legal and factual questions for which important legal issues are largely unresolved. For example, no consistent policy has emerged regarding the scope of health-related patent claims that are granted by the U.S. Patent Office or enforced by the U.S. federal courts. Rights under any of our issued patents may not provide us with commercially meaningful protection for our products or afford us a commercial advantage against our competitors or their competitive products or processes. In addition, even if a patent is issued, the coverage claimed in a patent application may be significantly reduced in the patent as granted.

There can be no assurance that:

- patent applications will result in the issuance of patents;

- additional proprietary products developed will be patentable;

- licenses we have obtained from third parties that we use in connection with our technology will not be terminated;

- patents issued will provide adequate protection or any competitive advantages;

- patents will not be successfully challenged by any third parties; or

- the patents of others will not impede our or our collaborators' ability to commercialize our technology.

For example, the drug paclitaxel is itself not covered by composition of matter patents. Therefore, although we are developing an intellectual property portfolio around the use of paclitaxel for intended commercial applications, others may be able to engage in off-label use of paclitaxel for the same indications, causing us to lose potential revenue. Furthermore, others may independently develop similar products or technologies or, if patents are issued to us, design around any patented technology developed by us, which could affect our potential to generate revenues and harm our results of operations.

Patent protection for our technology may not be available based on prior art. The publication of discoveries in scientific or patent literature often lags behind actual discoveries. As a consequence, there may be uncertainty as to whether we or a third party were the first creator of inventions covered by issued patents or pending patent applications or that we or a third party were the first to file patent applications for such inventions. Moreover, we might have to participate in interference proceedings declared by the U.S. Patent Office, or other proceedings outside the United States, including oppositions, to determine priority of invention or patentability, which could result in substantial cost to us even if the outcome were favorable. An unfavorable outcome in an interference or opposition proceeding could preclude us, our collaborators and our licensees from making, using or selling products using the technology or require us to obtain license rights from prevailing third parties. We do not know whether any prevailing party would offer us a license on commercially acceptable terms, if at all. We may also be forced to pay damages or royalties for our past use of such intellectual property rights, as well as royalties for any continued usage.

As part of our patent strategy, we have filed a variety of patent applications internationally. Oppositions have been filed against various granted patents that we either own or license and which are related to certain of our technologies. On January 25, 2005, the European Patent Office ("EPO") Opposition Division announced a favorable ruling and maintained the validity of our European Patent No. EP0706376 with various claims, including claims to stents coated with a composition of paclitaxel and a polymeric carrier. None of the original parties to the proceeding filed an appeal to this decision. Two non-parties to the proceeding (Conor MedSystems and Sahajanand Medical Technologies Pvt. Ltd. ("SMT")) subsequently submitted various documents to the EPO, including Notices of Intervention and of Appeal. At an oral hearing on March 14, 2007, the EPO determined that these Notices of Intervention and of Appeal were inadmissible. On June 13, 2007, the EPO announced that the decision of January 25, 2005 had become final, thus foreclosing attempts by the non-parties to have that decision revised. We license two European patents from the NIH, namely EP 0711158 and EP 1118325, both of which are in opposition proceedings at the EPO, where an oral hearing has been set for October 25, 2007 in the EP 0711158 patent, and briefs are still being exchanged between the parties in the EP 1118325 patent. Three patents which we license from Boston Scientific are in opposition proceedings at the EPO, namely EP 0809515, EP 0975340, and EP 1407786, where thus far a hearing date has only been set for one of these oppositions, namely January 30, 2008 in EP 1075843. On July 7, 2006, an opposition was filed against our New Zealand Patent No. 523799, however the opponent abandoned this opposition on May 29, 2007. On September 28, 2006, the EPO held an oral hearing in the opposition to the grant of EP0830100, which we license from Edwards Lifesciences and which relates to our ePTFE vascular graft products. At the end of the hearing, the EPO determined that an amended form of the patent was valid; the opponent subsequently appealed this decision. Opposition proceedings at the EPO are also ongoing in EP 0784490; EP 0876166; and EP 0876165 (relating to CoSeal sealant), where each of these patents is owned by us. An Oral Hearing was held on July 17, 2007 in the opposition to the grant of EP 0774964, which we license from MIT, where at the end of the Hearing the opposition board determined that the claimed invention was not patentable and thus revoked the patent. On March 1, 2006, the Board of Appeals of the Japanese Patent Office issued a final order of revocation regarding certain claims of our Japanese Patent No. 3423317, directed to a stent coated with paclitaxel. We have appealed this decision to Japan's Intellectual Property High Court, and hearings were held on December 11, 2006, April 17, 2007, and June 21, 2007. We do not expect the IP High Court to hold any further informational hearings, and furthermore expect the IP High Court to announce their decision before the end of 2007. The ultimate outcomes of these oppositions, including possible appeals, are uncertain at this time.

Our future success and competitive position depend in part on our ability to obtain and maintain certain proprietary intellectual property rights used in our approved products and principal product candidates. Any such success depends in part on effectively prosecuting claims against others who we believe are infringing our rights and by effectively defending claims of intellectual property infringement brought by our competitors and others. The stent-related markets have experienced rapid technological change and obsolescence in the recent past, and our competitors have strong incentives to stop or delay us from introducing new products and technologies. See "—We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights."

We do not know whether the patents that we have received or licensed or may be able to obtain or license in the future, would be held valid or enforceable by a court or whether a competitor's technology or product would be found to infringe such patents. Further, we have no assurance that third parties will not properly or improperly modify or terminate any license they have granted to us.

We have obtained licenses from third parties with respect to their intellectual property that we use in connection with our technology. However, we may need to obtain additional licenses for the development of our current or future products. Licenses may not be available on satisfactory terms or at all. If available, these licenses may obligate us to exercise diligence in bringing our technology to market and may obligate us to make minimum guarantee or milestone payments. These diligence and milestone payments may be costly and could seriously harm our business. We may also be obligated to make royalty payments on the sales, if any, of products resulting from licensed technology and may be responsible for the costs of filing and prosecuting patent applications. These costs could affect our results of operations and decrease our earnings.

Certain of our key technology includes trade secrets and know-how that may not be protected by patents. There can be no assurance that we will be able to protect our trade secrets. To help protect our rights, we undertake to require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that all employees, consultants, advisors and collaborators have signed such agreements, or that these agreements will adequately protect our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure. Furthermore, any confidentiality agreements in existence may be breached and we may not have adequate remedies for any such breach. Any disclosure of confidential data into the public domain or to third parties could allow our competitors to learn our trade secrets and use the information in competition against us.

Compulsory licensing and/or generic competition may affect our business in certain countries.

In a number of countries governmental authorities and other groups have suggested that companies which manufacture medical products (i.e., pharmaceuticals and medical devices) should make products available at a low cost. In some cases, governmental authorities have held that where a pharmaceutical or medical device company does not do so, their patents might not be enforceable to prevent generic competition. Alternatively, some governmental authorities could require that we grant compulsory licenses to allow competitors to manufacture and sell their own versions of our products, thereby reducing our sales or the sales of our licensee(s). In all of these situations, the results of our operations in these countries could be adversely affected.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

In connection with maintaining the value of our various intellectual property and exclusivity rights, we regularly evaluate the activities of others worldwide. Our success will depend, in part, on our ability to obtain patents, or licenses to patents, maintain trade secret protection and enforce our rights against others. Should it become necessary to protect those rights, we intend to pursue all cost-efficient strategies, including when appropriate negotiation or litigation in any relevant jurisdiction.

For example, we have been involved in several litigation and opposition proceedings against Conor MedSystems in connection with Conor's CoStar paclitaxel eluting stent, where the Cordis division of Johnson & Johnson ("J&J") purchased Conor in the first quarter of 2007. On July 5, 2007, J&J announced by press release and filing with the SEC, that they were withdrawing CoStar stent from Europe, Asia, and Latin America where it had already obtained regulatory approval, and were discontinuing efforts to obtain FDA approval for CoStar stent in the US. Thereafter, Conor withdrew from its opposition to the grant of our New Zealand patent, and along with Boston Scientific (BSC) filed a letter with the US District Court of Delaware announcing a stipulated dismissal of BSC's infringement action against CoStar. Currently, we are in patent litigation with Conor in the Netherlands, where an appeal is pending from a trial court decision finding CoStar stent infringed the NL equivalent of EP 0706376, in Australia, where trial is currently scheduled to begin in September 2007, and in the United Kingdom, where on May 23, 2007, the House of Lords granted our petition for it to review the judgment of the Court of Appeals finding our UK equivalent of EP 0706376 to be invalid. Litigation against other parties is still ongoing. On April 4, 2005, we and BSC commenced legal action in the Netherlands against SMT for patent infringement of the Netherlands-equivalent of EP0706376. A hearing was held on March 10, 2006, and the court issued a decision on May 3, 2006, finding the patent valid and the activity of SMT to be an infringement of the patent. SMT appealed this decision, but a date for the appeal hearing has not yet been set. In December 2005, we and BSC initiated a Preliminary Proceedings action against Occam International BV and its parent company Biosensors BV requesting a preliminary injunction for infringement of the Netherlands-equivalent of EP0706376. A hearing was held on January 13, 2006, and the court issued a judgment on January 27, 2006, denying the relief requested by us. We and BSC filed an appeal to this judgment on February 24, 2006. The ultimate outcomes of these legal proceedings are uncertain at this time.

On September 9, 2005, DePuy Mitek, Inc., filed suit against Arthrex Inc. and Pearsalls Limited ("Pearsalls"), one of our subsidiaries, for infringement of DePuy Mitek's patent which relates to certain sutures (U.S. Patent No. 5,314,446). Arthrex has indemnified Pearsalls against any potential damages regarding sale of FiberWire products, and will pay for the cost of this defense. On July 2, 2004, Dr. Gregory W. Baran filed a complaint for willful patent infringement against one of AMI's subsidiaries, Medical Device Technologies, Inc. A Markman hearing to construe the claims of the asserted patents (U.S. Patent No. 5,025,797 and U.S. Patent No. 5,400,798) was held in December 2005, and a decision is awaited.

We intend to pursue and to defend vigorously any and all actions of third parties related to our extensive patent portfolio and pioneering technology. Any failure to obtain and protect intellectual property could adversely affect our business and our ability to operate could be hindered by the proprietary rights of others.

Our involvement in intellectual property litigation could result in significant expense, adversely affecting the development of product candidates or sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources and intellectual property litigation may be used against us as a means of gaining a competitive advantage. Competing parties frequently file multiple suits to leverage patent portfolios across product lines, technologies and geographies and to balance risk and exposure between the parties. Uncertainties resulting from the initiation and continuation of any litigation could affect our ability to continue our operations. In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to:

- pay substantial damages or back royalties;

- cease the development, manufacture, use or sale of product candidates or products that infringe upon the intellectual property of others;

- expend significant resources to design around a patent or to develop or acquire non-infringing intellectual property;

- discontinue processes incorporating infringing technology; or

- obtain licenses to the infringed intellectual property.

We cannot assure you that we will be successful in developing or acquiring non-infringing intellectual property or that necessary licenses will be available upon reasonable terms, if at all. Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results. If we cannot develop or acquire such intellectual property or obtain such licenses, we could encounter delays in any introduction of products or could find that the development, manufacture or sale of products requiring such licenses could be prohibited.

If third parties file patent applications, or are issued patents claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings with the U.S. Patent Office, or other proceedings outside the United States, including oppositions, to determine priority of invention or patentability, which could result in substantial cost to us even if the eventual outcome were favorable.

Our ability to operate could be hindered by the proprietary rights of others.

A number of pharmaceutical, biotechnology and medical device companies as well as research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to our business. Some of these technologies, applications or patents may conflict with or adversely affect our technologies or intellectual property rights, including those that we license from others. We are aware of other parties holding intellectual property rights that may represent prior art or other potentially conflicting intellectual property, including stents coated with agents intended to reduce restenosis. Any conflicts with the intellectual property of others could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of our current or future patent applications altogether.

If patents that cover our activities are issued to other persons or companies, we could be charged with infringement. In the event that other parties' patents cover any portion of our activities, we may be forced to develop alternatives or negotiate a license for such technology. We do not know whether we would be successful in either developing alternative technologies or acquiring licenses upon reasonable terms, if at all. Obtaining any such licenses could require the expenditure of substantial time and other resources and could harm our business and decrease our earnings. If we do not obtain such licenses, we could encounter delays in the introduction of our products or could find that the development, manufacture or sale of products requiring such licenses is prohibited.

Technological advances and evolving industry standards could reduce our future product sales, which could cause our revenues to grow more slowly or decline.

The markets for our products are characterized by rapidly changing technology, changing customer needs, evolving industry standards and frequent new product introductions and enhancements. The emergence of new industry standards in related fields may adversely affect the demand for our products. This could happen, for example, if new standards and technologies emerged that were incompatible with customer deployments of our applications. In addition, any compounds, products or processes that we develop may become obsolete or uneconomical before we recover any of the expenses incurred in connection with their development. We cannot assure you that we will succeed in developing and marketing product enhancements or new products that respond to technological change, new industry standards, changed customer requirements or competitive products on a timely and cost-effective basis. Additionally, even if we are able to develop new products and product enhancements, we cannot assure you that they will achieve market acceptance.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no such claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying money claims, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain product candidates, which could severely harm our business.

We may incur significant costs complying with environmental laws and regulations.

Our research and development processes and manufacturing operations involve the use of hazardous materials. We are subject to federal, state, provincial, local and other laws and regulations in the countries in which we operate or sell our products, which govern the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident or the discovery of pre-existing contamination at one or more of our facilities, we could be held liable for any damages that result and any such liability could exceed our resources. We may not be specifically insured with respect to this liability, and we do not know whether we will be required to incur significant costs to comply with environmental laws and regulations in the future, or whether our operations, business or assets will be harmed by current or future environmental laws or regulations.

We face and will continue to face significant competition.

Competition from pharmaceutical companies, medical device companies, biotechnology companies and academic and research institutions is intense and is expected to increase. Many of our competitors and potential competitors have substantially greater product development capabilities, experience conducting clinical trials and financial, scientific, manufacturing, sales and marketing resources and experience than our company. Some of these competitors include JNJ, Guidant Corporation, Genzyme Corporation, Baxter, Abbott Laboratories, BSC, Medtronic, Inc., Wyeth, Inc., Novartis AG, C.R. Bard, the Allegiance division of Cardinal Health, Inc., Bausch & Lomb, and Tyco Ltd., among others. We also face competition from non-medical device companies, such as pharmaceutical companies, which may offer non-surgical alternative therapies for disease states which are currently or intended to be treated using our products. Other companies may:

- develop and obtain patent protection for products earlier than us;

- design around patented technology developed by us;

- obtain regulatory approvals for such products more rapidly;

- have greater manufacturing capabilities and other resources;

- have larger or more experienced sales forces;

- develop more effective or less expensive products; or

- have greater success in obtaining adequate third-party payer coverage and reimbursement for their competing products.

While we intend to expand our technological capabilities in order to remain competitive, there is a risk that:

- research and development by others will render our technology or product candidates obsolete or non-competitive;

- treatments or cures developed by others will be superior to any therapy developed by us; and

- any therapy developed by us will not be preferred to any existing or newly-developed technologies.

The commercial potential of our products and product candidates will be significantly limited if we are not able to obtain adequate levels of reimbursement or market acceptance for them.

Our ability to commercialize human therapeutic products and product candidates successfully will depend in part on the extent to which coverage and reimbursement for such products and related treatments will be available from government health administration authorities, private health insurers and other third-party payers or supported by the market for these products. There can be no assurance that third-party payers' coverage and reimbursement will be available or sufficient for the products we might develop.

Third party payers are increasingly challenging the price of medical products and services and instituting cost containment measures to control or significantly influence the purchase of medical products and services. These cost containment measures, if instituted in a manner affecting the coverage of or payment for our products, could have a material adverse effect on our ability to operate profitably. In some countries in the EU and in the U.S., significant uncertainty exists as to the reimbursement status of newly-approved healthcare products, and we do not know whether adequate third-party coverage and reimbursement will be available for us to realize an appropriate return on our investment in product development, which could seriously harm our business. In the U.S., while reimbursement amounts previously approved appear to have provided a reasonable rate of return, there can be no assurance that our products will continue to be reimbursed at current rates or that third party payers will continue to consider our products cost-effective and provide coverage and reimbursement for our products, in whole or in part.

We cannot be certain that our products will gain commercial acceptance among physicians, patients and third party payers, even if necessary international and U.S. marketing approvals are maintained. We believe that recommendations and endorsements by physicians will be essential for market acceptance of our products, and we do not know whether these recommendations or endorsements will be obtained. We also believe that surgeons will not use these products unless they determine, based on clinical data and other factors, that the clinical benefits to patients and cost savings achieved through use of these products outweigh their cost. Acceptance among physicians may also depend upon the ability to train surgeons and other potential users of our products and the willingness of such users to learn these relatively new techniques.

Future legislation or regulatory changes to, or consolidation in, the healthcare system may affect our ability to sell our product profitably.

There have been, and we expect there will continue to be, a number of legislative and regulatory proposals to change the healthcare system, and some could involve changes that could significantly affect our business. Efforts by governmental and third-party payers to reduce health care costs or the announcement of legislative proposals or reforms to implement government controls could cause a reduction in sales or in the selling price of our products, which would seriously harm our business. Additionally, initiatives to reduce the cost of healthcare have resulted in a consolidation trend in the healthcare industry, including hospitals. This in turn has resulted in greater pricing pressures and the exclusion of certain suppliers from certain market segments as consolidated groups such as group purchasing organizations, independent delivery networks and large single accounts continue to consolidate purchasing decisions for some of our hospital customers. We expect that market demand, government regulation, and third-party reimbursement policies will continue to change the worldwide healthcare industry, resulting in further business consolidations and alliances among our customers and competitors, which may reduce competition, exert further downward pressure on the prices of our products and may adversely impact our business, financial condition or results of operations.

We must receive regulatory approval for each of our product candidates before they can be sold commercially in Canada, the U.S. or internationally, which can take significant time and be very costly.

The development, manufacture and sale of medical devices and human therapeutic products in Canada, the U.S. and internationally is governed by a variety of statutes and regulations. These laws require, among other things:

- approval of manufacturing facilities and practices;

- adequate and well-controlled research and testing of products in pre-clinical and clinical trials;

- review and approval of submissions containing manufacturing, pre-clinical and clinical data in order to obtain marketing approval based on establishing the safety and efficacy of the product for each use sought, including adherence to good manufacturing practices during production and storage; and

- control of marketing activities, including advertising and labeling.

The product candidates currently under development by us or our collaborators will require significant research, development, pre-clinical and clinical testing, pre-market review and approval, and investment of significant funds prior to their commercialization. We are dependent on our collaborators for regulatory approval and compliance, and have little or no control over these matters. The process of completing clinical testing and obtaining such approvals is likely to take many years and require the expenditure of substantial resources, and we do not know whether any clinical studies by us or our collaborators will be successful, that regulatory approvals will be received, or that regulatory approvals will be obtained in a timely manner. Despite the time and resources expended by us, regulatory approval is never guaranteed. Even if regulatory approval is obtained, regulatory agencies may limit the approval to certain diseases, conditions or categories of patients who can use them.

If any of our development programs are not successfully completed in a timely fashion, required regulatory approvals are not obtained in a timely fashion, or products for which approvals are obtained are not commercially successful, it could seriously harm our business.

The products and manufacturing facilities of AMI that have regulatory approval, as well as any of our products and manufacturing facilities that may receive regulatory approval, are or will be subject to ongoing regulation.

We currently manufacture Lifespan® Vascular Grafts, for sale by Edwards Lifesciences Corporation ("Edwards") in our Laguna Hills, CA facility, specialty coatings for use with medical device products at our Henrietta, NY facility and we rely on our collaborators for the manufacture of some of our other products. In addition, with the AMI acquisition, we have acquired AMI's significant manufacturing facilities both in the U.S. and abroad. Our and our collaborators' manufacturing practices may not satisfy regulatory requirements. As we contract with third parties for manufacturing of a significant portion of our products, our ability to control third-party compliance with FDA and other regulatory requirements will be limited to contractual remedies and rights of inspection. Our failure or the failure of third party manufacturers to comply with regulatory requirements applicable to our products may result in legal or regulatory action by those regulatory authorities. There can be no assurance that our or our collaborators' manufacturing processes will satisfy GMP or ISO requirements.

In addition, there may be uncertainty as to whether or not we or others who are involved in the manufacturing process will be able to make the transition to commercial production. A failure to achieve regulatory approval for manufacturing facilities or a failure to make the transition to commercial production for our products will harm our prospects, business, financial condition and results of operations. We do not have a history of experience operating significant manufacturing facilities. See "—We may not be successful in integrating the operations of AMI into our operations, or we may be delayed in doing so, which may lead to higher operating costs" for a discussion of risks associated with integrating AMI's manufacturing facilities.

AMI's products and manufacturing operations are subject to extensive regulation in the U.S. by the FDA and by similar regulatory agencies abroad. Ongoing regulation includes compliance with an array of manufacturing and design controls and testing, quality control, storage and documentation procedures. Regulatory agencies may also require expensive post-approval studies. Any adverse events associated with our products must also be reported to regulatory authorities. If deficiencies in our or our collaborators' manufacturing and laboratory facilities are discovered, or we or our collaborators fail to comply with applicable post-market regulatory requirements, a regulatory agency may close the facility or suspend manufacturing. With respect to products manufactured by third party contractors, we are, and we expect to continue to be, dependent on our collaborators for continuing regulatory compliance and we may have little or no control over these matters.

If we are unable to fully comply with federal and state "fraud and abuse laws", we could face substantial penalties, which may adversely affect our business, financial condition and results of operations.

We are subject to various laws pertaining to health care fraud and abuse, including the federal Anti-Kickback Statute, physician self-referral laws, the federal False Claims Act, the federal Health Insurance Portability and Accountability Act of 1996, the federal False Statements Statute, and state law equivalents to these federal laws, which may not be limited to government-reimbursed items and may not contain identical exceptions. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, civil and criminal penalties, damages, fines, exclusion from participation in federal and state healthcare programs, including Medicare and Medicaid, and the curtailment or restructuring of operations. Any action against us for violation of these laws could have a significant impact on our business. In addition, we are subject to the U.S. Foreign Corrupt Practices Act ("FCPA"). We have a network of approximately 160 distributors. Any action against us for violation by us or our distributors of this act could have a significant impact on our business.

We may be unsuccessful in marketing, selling and distributing certain of our products.

We distribute a number of our products worldwide. If our distribution personnel or methods are not sufficient to ensure we have supply to meet demand for our products or if there is a quality control failure with our products, it could harm our prospects, business, financial condition and results of operations.

Prior to the AMI acquisition, we had limited experience in marketing and selling our products. In order to achieve commercial success for our approved products, we may have to develop an effective marketing and sales force, or we will have to successfully integrate the sales and marketing operations of AMI, or enter into further arrangements with third parties to market and sell our products. If we develop our own marketing and sales capabilities, we will be competing with other companies that currently have experienced and well-funded marketing and sales operations. To the extent that we enter into co-promotion or other marketing and sales arrangements with other companies, any revenues received will be dependent on the efforts of others, and we do not know whether these efforts will be successful. Failure to develop a direct sales and marketing force or enter into appropriate arrangements with other companies to market and sell our products will reduce our ability to generate revenues. While we expect to benefit from AMI's marketing and sales infrastructure, we may not be able to do so effectively or in the near-term given the difficulties associated with integration.

Consolidation in the healthcare industry could have an adverse effect on our revenues and results of operations.

Many healthcare industry companies, including medical device companies, are consolidating to create new companies with greater market power. As the healthcare industry consolidates, competition to provide goods and services to industry participants will become more intense. These industry participants may try to use their market power to negotiate price concessions or reductions for medical devices that incorporate components produced by us. If we are forced to reduce our prices because of consolidation in the healthcare industry, our revenues would decrease and our consolidated earnings, financial condition or cash flows would suffer.

We may incur losses associated with foreign currency fluctuations.

Effective January 1, 2004, we commenced reporting our operating results and financial position in U.S. dollars in order to more accurately represent the currency of the economic environment in which we operate.

Our operations are in some instances conducted in currencies other than the U.S. dollar and fluctuations in the value of foreign currencies relative to the U.S. dollar could cause us to incur currency exchange losses. In addition to the U.S. dollar, we currently conduct operations in Canadian dollars, Swiss francs, Danish krone, U.K. pound sterling, and Costa Rican colon. Exchange rate fluctuations may reduce our future operating results. In the year ended December 31, 2006, we reported $515,000 of foreign exchange gains due to foreign currency fluctuations, compared to $1.1 million in the same period in 2005.

We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk, and therefore we are subject to foreign currency transaction and translation gains and losses. We purchase goods and services in U.S. and Canadian dollars, Swiss francs, Danish krone, U.K. pound sterling, and Costa Rican colon, and earn a significant portion of our license and milestone revenues in U.S. dollars. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency.

Acquisition of companies or technologies may result in disruptions to our business.

As part of our business strategy, we may acquire additional assets and businesses principally relating to or complementary to our current operations. Any acquisitions or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things, higher than anticipated acquisition costs and expenses, the difficulty and expense of integrating the operations and personnel of the companies and the loss of key employees and customers as a result of changes in management.

In addition, geographic distances may make integration of acquired businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions.

If significant acquisitions are made for cash consideration, we may be required to use a substantial portion of our available cash, cash equivalents and short-term investments. Future acquisitions by us may cause large one-time expenses or create goodwill or other intangible assets that could result in significant asset impairment charges in the future. Acquisition financing may not be available on acceptable terms, if at all.

We may not generate sufficient cash flow from any of our future permitted acquisitions to service our indebtedness.

In any acquisition, we expect to benefit from cost savings through, for example, the reduction of overhead or the acquisition of products and from revenue enhancements resulting from the acquisition. However, there can be no assurance that we will be able to generate sufficient cash flow from any future permitted acquisitions to service any indebtedness incurred to finance such acquisitions or realize any other anticipated benefits. Nor can there be any assurance that our profitability will be improved by any one or more acquisitions. Any acquisition may involve operating risks, such as:

- the difficulty of assimilating and integrating the acquired operations and personnel into our current business;

- the potential disruption of our ongoing business;

- the diversion of management's attention and other resources;

- the possible inability of management to maintain uniform standards, controls, procedures and policies;

- the risks of entering markets in which we have little or no experience;

- the potential impairment of relationships with employees;

- the possibility that any liabilities we may incur or assume may prove to be more burdensome than anticipated; and

- the possibility that the acquired business or products do not perform as expected.

If we fail to hire and retain key management, scientific and technical personnel, we may be unable to successfully implement our business plan.

We are highly dependent on our senior management and scientific and technical personnel. The competition for qualified personnel in the healthcare field is intense, and we rely heavily on our ability to attract and retain qualified managerial, scientific and technical personnel. Our ability to manage growth effectively will require continued implementation and improvement of our management systems and the ability to recruit and train new employees. We may not be able to successfully attract and retain skilled and experienced personnel, which could harm our ability to develop our product candidates and generate revenues. In addition, the success of the AMI acquisition is dependent on our continued ability to retain key employees at various levels of AMI and its subsidiaries not only through the integration period but beyond. If we are unable to continue to retain key AMI employees or provide them with performance incentives through equity plans, employment agreements or otherwise, the business of the combined company may be harmed and the integration of our two companies may be delayed or we may incur unanticipated expenses.

Risks Relating to our Indebtedness, Shares, and Organization and Structure

Our existing and future permitted debt could adversely affect our operations.

As of June 30, 2007, we had outstanding $575 million of indebtedness, excluding accrued interest. We are currently considering other facilities to replace the revolving portion of the credit facility that was terminated in connection with the issuance of the Senior Floating Rate Notes due 2013 (the "Floating Rate Notes"), but there can be no assurance that we will be able to obtain such a facility. Excluding intercompany transactions, our subsidiaries that are not guarantors of the Floating Rate Notes or Subordinated Notes accounted for approximately $38.5 million or 12% of our total revenues from continuing operations for the year ended December 31, 2006, and approximately $184.5 million or 15% of our total assets and approximately $32.4 million or 4% of our total liabilities as of December 31, 2006. The Floating Rate Notes and our 7.75% Senior Subordinated Notes due 2014 (the "Subordinated Notes") are guaranteed by the same group of our subsidiaries.

The amount and terms of our indebtedness and other financial obligations could have important consequences for our operations. For example, it:

- could increase our vulnerability to general adverse economic and industry conditions;

- could limit our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

- will require us to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for operations and any future business opportunities, including acquisitions permitted by our Subordinated Notes and the Floating Rate Notes;

- will limit our planning flexibility for, or ability to react to, changes in our business and the industry; and

- could place us at a competitive disadvantage with competitors who may have less indebtedness and other obligations or greater access to financing.

The Floating Rate Notes bear interest at rates that fluctuate with changes in certain prevailing benchmarks. If interest rates increase, we may be unable to meet our debt service obligations under the Floating Rate Notes and Subordinated Notes and other indebtedness.

Additionally, the terms of the indentures governing the Floating Rate Notes and the Subordinated Notes permit us to obtain and incur indebtedness under a new revolving credit facility, and if we incur such indebtedness the risk outlined above could be exacerbated.

We and our subsidiaries are permitted to incur substantially more debt, which could further exacerbate the risks associated with our leverage.

The terms of the indentures governing the Floating Rate Notes and our Subordinated Notes expressly permit the incurrence of additional amounts of debt for specified purposes. For example, if we are successful in obtaining commitments for a new revolving credit facility, all borrowings under that facility will rank senior to the Floating Rate Notes and Subordinated Notes and the guarantees, to the extent of the value of the assets securing such borrowings. Moreover, the indentures governing the Floating Rate Notes and the Subordinated Notes do not impose any limitation on our incurrence of liabilities that are not defined as "Indebtedness" under such indentures (such as trade payables). If new debt or other liabilities are added to our and our subsidiaries' current levels of debt, the related risks that we and they now face could be exacerbated.

If our cash flows prove inadequate to service our debt and provide for our other obligations, we may be required to refinance all or a portion of our existing debt or future debt at terms unfavorable to us.

Our ability to make payments on and refinance our debt, including the Floating Rate Notes, the Subordinated Notes and other financial obligations, and to fund our capital expenditures and acquisitions will depend on our ability to generate substantial operating cash flow. This will depend on our future performance, which will be subject to prevailing economic conditions, factors related to the integration of AMI into our business, and to financial, business and other factors beyond our control. If our cash flows were to prove inadequate to meet our debt service and other obligations in the future, we may be required to refinance all or a portion of our existing or future debt, including the Floating Rate Notes and the Subordinated Notes, on or before maturity, to sell assets or to obtain additional financing. We cannot assure you that we will be able to refinance any of our indebtedness, including the Floating Rate Notes and our Subordinated Notes, sell any such assets or obtain such additional financing on commercially reasonable terms or at all. Additionally, because the indentures governing the Floating Rate Notes and the Subordinated Notes require that, upon the occurrence of a "change of control," as defined in the indentures, we must make an offer to repurchase the Floating Rate Notes and the Subordinated Notes, respectively, at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. In the event that we were required to repurchase the Floating Rate Notes and the Subordinated Notes pursuant to our offer, such repurchase could result in the use of a significant amount of our available cash.

The indentures governing the Floating Rate Notes and Subordinated Notes contain covenants that may limit our ability to take advantage of certain business opportunities advantageous to us that may arise.

The indentures governing the Floating Rate Notes and the Subordinated Notes contain certain covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to:

- incur, assume or guarantee additional indebtedness or issue preferred stock;
- pay dividends or make other equity distributions to our stockholders;
- purchase or redeem our capital stock;
- make certain investments;
- create liens;
- sell or otherwise dispose of assets;
- engage in transactions with our affiliates; and
- merge or consolidate with another entity or transfer all or substantially all of our assets.

These restrictions could limit our ability to obtain future financing, make acquisitions or needed capital expenditures, withstand economic downturns in our business, industry or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise.

Although the indentures for the Floating Rate Notes and the Subordinated Notes contain a fixed charge coverage test that limits our ability to incur indebtedness, this limitation is subject to a number of significant exceptions and qualifications. Moreover, the indentures do not impose any limitation on our incurrence of liabilities that are not considered "Indebtedness" under the indentures (such as operating leases), nor do they impose any limitation on the amount of liabilities incurred by subsidiaries, if any, that might be designated as "Unrestricted Subsidiaries". Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our leverage. Also, although the indentures limit our ability to make restricted payments, these restrictions are subject to significant exceptions and qualifications.

Our stock price has been volatile, is likely to continue to be volatile and could decline substantially.

Our common shares have been, and are likely to continue to be, highly volatile. For example, in the twelve months ending December 31, 2006, shares of our common stock traded on the NASDAQ and the Toronto Stock Exchange have closed at a high of $16.53 and CDN$19.00, respectively, and at a low of $8.03 and CDN$9.22, respectively. In the six months ending June 30, 2007, shares of our common stock traded on the NASDAQ and the Toronto Stock Exchange have closed at a high of $9.18 and CDN$10.81, respectively, and at a low of $5.37 and CDN$6.08, respectively. Our share price could fluctuate significantly in the future for various reasons, including the following:

- future announcements concerning us or our competitors;
- quarterly variations in operating results;
- the introduction of new products or changes in product pricing policies by us or our competitors;
- an acquisition or loss of significant customers, distributors and suppliers;
- changes in earnings estimates by analysts;
- changes in third-party reimbursement practices;
- regulatory developments;
- intellectual property developments;
- reports of results of clinical trials;
- the commencement of material litigation against us or our collaborators; or

- fluctuations in the economy or general market conditions.

In addition, stock markets in general, and the market for shares of biopharmaceutical and life science companies in particular, have experienced extreme price and volume fluctuations in recent years that may be unrelated to the operating performance of the affected companies. These broad market fluctuations may cause the market price for our common shares to decline. The market price of our common shares could decline below its current price and may fluctuate significantly in the future. These fluctuations may or may not be related to our performance or prospects.

In the past, market investors have often instituted securities class action litigation after periods of volatility in the market price of a company's securities. If one of our shareholders files a securities class action suit, we could incur substantial legal fees and our management's attention and resources could be diverted from operating our business in order to respond to the litigation.

U.S. investors may not be able to obtain enforcement of civil liabilities against us.

We were formed under the laws of British Columbia, Canada. A substantial portion of our assets are located outside the U.S. In addition, a majority of the members of our board of directors and our officers are residents of countries other than the U.S. As a result, it may be impossible for U.S. investors to affect service of process within the U.S. upon us or these persons or to enforce against us or these persons any judgments in civil and commercial matters, including judgments under U.S. federal or state securities laws. In addition, a Canadian court may not permit U.S. investors to bring an original action in Canada or to enforce in Canada a judgment of a state or federal court in the U.S.

Laws and provisions in our notice of articles and articles and shareholder rights plan could delay or deter a change in control.

Our notice of articles and articles allow for the issuance of preference shares. The board of directors may set the rights and preferences of any series of preference shares in its sole discretion without the approval of the holders of our common shares. The rights and preferences of the preference shares may be superior to those of the common shares. Accordingly, the issuance of preference shares also could have the effect of delaying or preventing a change of control of our company. In addition, under the Business Corporations Act (British Columbia), some business combinations, including a merger or reorganization or the sale, lease or other disposition of all or a substantial part of our assets, must be approved by at least three-quarters of the votes cast by our shareholders in aggregate or, in some cases, approved by at least three-quarters of the votes cast by holders of each class of shares. In some cases, a business combination must be approved by a court. Shareholders may also have a right to dissent from the transaction, in which case, we would be required to pay dissenting shareholders the fair value of their common shares provided they have followed the required procedures. There are at present no preference shares outstanding.

In addition, our shareholders adopted a shareholder rights plan which provides for substantial dilution to an acquiror unless either the acquiror makes a bid to all shareholders, which, among other things, is held open for at least 60 days and is accepted by independent shareholders holding at least 50% of the outstanding common shares, or the bid is otherwise approved by our board of directors. This shareholder rights plan was amended and restated on June 9, 2005, and has a term of 9 years, subject to reconfirmation by the shareholders at the annual general meetings in 2008 and 2011.

Furthermore, all of our executive officers have contractual rights under employment agreements to have their stock options vest immediately and obtain 12 to 24 months' severance pay in the event of a change of control of our company.

Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition to review any acquisition of a significant interest in our company. This legislation grants the Commissioner jurisdiction to challenge such an acquisition before the Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada. The Investment Canada Act (Canada) subjects an acquisition of control of a company by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a threshold amount which, for an investor from a World Trade Organization member country, is CDN$281 million in 2007. A reviewable acquisition may not proceed unless the relevant minister is satisfied or is deemed to be satisfied that there is likely to be a net benefit to Canada from the transaction.

Each of these matters could delay or deter a change in control that would be attractive to, and provide liquidity for, shareholders, and could limit the price that investors are willing to pay in the future for our common shares.

Recent General Litigation

In April 2007, a lawsuit was filed in the United States District Court for the District of Puerto Rico by Jose Nunez and others against Medical Device Technologies, Inc. ("MDT") and others. The suit alleges wrongful termination of, and/or wrongful interference with, the distribution arrangement that had allegedly existed between MDT and the plaintiffs. MDT is a wholly owned subsidiary of Angiotech Pharmaceuticals, Inc. The plaintiffs are seeking total damages from the defendants in the amount of approximately $3.0 million, in addition to costs of the action and attorneys' fees. The trial in this case has been scheduled for November 5, 2007 in Puerto Rico. The outcome of this matter cannot be determined at this time.

Outstanding Share Data

As of June 30, 2007, there were 85,013,983 common shares issued and outstanding for a total of $470.3 million in share capital. At June 30, 2007, we had 7,795,081 CDN dollar stock options outstanding under the Angiotech Pharmaceuticals, Inc. stock option plan (of which 5,997,416 were exercisable) at a weighted average exercise price of CDN$15.52. We also had 1,032,468 U.S. dollar stock options outstanding under this plan at June 30, 2007, (of which 188,422 were exercisable) at a weighted average exercise price of U.S. $9.47. Each CDN dollar stock option and U.S. dollar stock option is exercisable for one common share of Angiotech Pharmaceuticals, Inc,

As of July 31, 2007, there were 85,013,983 common shares issued and outstanding for a total of $470.3 million in share capital. At July 31, 2007, we had 7,769,039 CDN dollar stock options outstanding under the Angiotech Pharmaceuticals, Inc. stock option plan (of which 6,033,110 were exercisable) at a weighted average exercise price of CDN$15.50. We also had 1,031,218 U.S. dollar stock options outstanding under this plan at July 31, 2007, (of which 208,858 were exercisable) at a weighted average exercise price of U.S. $9.47. Each CDN dollar stock option and U.S. dollar stock option is exercisable for one common share of Angiotech Pharmaceuticals, Inc,

As of June 30 and July 31, 2007, there were 170 stock options outstanding in the AMI stock option plan (of which none were exercisable). Each AMI stock option is exercisable for approximately 3,852 common shares of Angiotech Pharmaceuticals, Inc. upon exercise at a weighted average exercise price of USD $15.44.

CONSOLIDATED FINANCIAL STATEMENTS

ANGIOTECH PHARMACEUTICALS, INC.

Second quarter ended June 30, 2007

(Unaudited)

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED BALANCE SHEETS

(All amounts expressed in thousands of U.S. dollars)

(Unaudited)

	June 30, 2007	December 31, 2006
ASSETS		
Current assets		
Cash and cash equivalents	$112,298	$99,332
Short-term investments *[note 6]*	-	9,285
Accounts receivable *[note 7]*	25,408	25,231
Inventories *[note 8]*	36,286	33,619
Deferred income taxes, current portion	11,775	5,372
Prepaid expenses and other current assets	4,605	6,303
Assets from discontinued operations, current portion *[note 4]*	3,507	2,365
Total current assets	193,879	181,507
Long-term investments *[note 6]*	31,869	53,840
Property, plant and equipment *[note 9]*	58,072	59,783
Intangible assets *[note 10]*	235,938	244,954
Goodwill	641,943	630,770
Deferred income taxes	6,463	4,804
Deferred financing costs	14,718	14,845
Other assets	704	255
Assets from discontinued operations *[note 4]*	4,961	15,116
Total assets	$1,188,547	$1,205,874
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities *[note 11]*	$64,139	$48,982
Income taxes payable	13,742	11,724
Interest payable on long-term debt	7,311	6,614
Deferred revenue, current portion	211	630
Deferred income taxes, current portion	3,582	2,598
Liabilities from discontinued operations, current portion *[note 4]*	1,460	1,994
Total current liabilities	90,445	72,542
Deferred revenue	1,316	1,421
Deferred leasehold inducement	2,913	2,631
Deferred income taxes	53,962	69,215
Other tax liabilities	5,538	-
Long-term debt *[note 12]*	575,000	575,000
Liabilities from discontinued operations *[note 4]*	2,232	2,232
Total non-current liabilities	640,961	650,499
Stockholders' equity		
Share capital *[note 13]*		
Authorized:		
200,000,000 Common shares, without par value		
50,000,000 Class I Preference shares, without par value		
Common shares issued and outstanding:		
June 30, 2007 – 85,013,983		
December 31, 2006 – 84,983,735	470,269	470,190
Additional paid-in capital	29,928	27,564
Accumulated deficit	(70,193)	(41,022)
Accumulated other comprehensive income	27,137	26,101
Total stockholders' equity	457,141	482,833
Total liabilities and stockholders' equity	$1,188,547	$1,205,874

See accompanying notes to the consolidated financial statements

Commitments and contingencies *[note 15]*

Angiotech Pharmaceuticals, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts expressed in thousands of U.S. dollars, except share and per share data)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
REVENUE				
Royalty revenue	$29,878	$42,980	$62,878	$84,070
Product sales, net	42,421	50,553	84,907	51,355
License fees	53	73	525	126
	72,352	93,606	148,310	135,551
EXPENSES				
License and royalty fees	4,268	6,050	9,709	12,563
Cost of products sold	25,085	24,033	47,877	24,667
Research and development	13,458	11,833	27,221	21,488
Selling, general and administration	24,363	23,178	47,818	33,552
Depreciation and amortization	8,328	10,389	16,483	12,555
In-process research and development	8,000	-	8,000	1,042
	83,502	75,483	157,108	105,867
Operating (loss) income	**(11,150)**	18,123	**(8,798)**	29,684
Other (expense) income:				
Foreign exchange (loss) gain	(505)	2,135	(403)	2,306
Investment and other (expense) income	(994)	1,813	7,808	4,517
Interest expense on long-term debt	(12,896)	(11,297)	(25,695)	(12,286)
Gain (loss) on redemption of available-for-sale securities	-	1,064	(8,157)	(413)
Total other (expense) income	(14,395)	(6,285)	(26,447)	(5,876)
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting policy	**(25,545)**	11,838	**(35,245)**	23,808
Income tax (recovery) expense	(10,500)	9,669	(14,940)	14,058
Income (loss) from continuing operations before cumulative effect of change in accounting policy	**(15,045)**	2,169	**(20,305)**	9,750
Loss from discontinued operations, net of income taxes *[note 4]*	(170)	(342)	(5,791)	(787)
Cumulative effect of change in accounting policy	-	-	-	399
Net (loss) income	**$(15,215)**	$1,827	**$(26,096)**	$9,362
Basic net (loss) income per common share:				
Continuing operations	$(0.18)	$0.03	$(0.24)	$0.12
Discontinued operations	-	(0.01)	(0.07)	(0.01)
Total	$(0.18)	$0.02	$(0.31)	$0.11
Diluted net (loss) income per common share:				
Continuing operations	$(0.18)	$0.03	$(0.24)	$0.12
Discontinued operations	-	(0.01)	(0.07)	(0.01)
Total	$(0.18)	$0.02	$(0.31)	$0.11
Basic weighted average number of common shares outstanding (in thousands)	85,014	84,651	85,008	84,593
Diluted weighted average number of common shares outstanding (in thousands)	85,460	85,710	85,488	85,777

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(All amounts expressed in thousands of U.S. dollars, except share data)

(Unaudited)

	Common Shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Comprehensive income (loss)	Total stockholders' equity
	Shares	Amount					
Balance at December 31, 2005	**84,291,517**	**$463,639**	**$21,929**	**$(45,607)**	**$22,719**		**$462,680**
Exercise of stock options for cash	359,685	3,107					3,107
Stock-based compensation			1,500				1,500
Cumulative effect of change in accounting principle			(399)				(399)
Net unrealized gain on available-for-sale securities, net of taxes					9,448	$9,448	9,448
Reclassification of net unrealized loss on available-for-sale securities, net of taxes					677	677	677
Net income				7,535		7,535	7,535
Comprehensive income						17,660	
Balance at March 31, 2006	**84,651,202**	**$466,746**	**$23,030**	**$(38,072)**	**$32,844**		**$484,548**
Stock-based compensation			1,780				1,780
Net unrealized loss on available-for-sale securities, net of taxes					(5,584)	$(5,584)	(5,584)
Reclassification of net unrealized gain on available-for-sale securities, net of taxes					(761)	(761)	(761)
Cumulative translation adjustment					532	532	532
Net income				1,827		1,827	1,827
Comprehensive loss						(3,986)	
Balance at June 30, 2006	**84,651,202**	**$466,746**	**$24,810**	**$(36,245)**	**$27,031**		**$482,342**

	Common Shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Comprehensive loss	Total stockholders' equity
	Shares	Amount					
Balance at December 31, 2006	**84,983,735**	**$470,190**	**$27,564**	**$(41,022)**	**$26,101**		**$482,833**
Adjustment for the adoption of FASB Interpretation No. (FIN) 48				(3,075)			(3,075)
Exercise of stock options for cash	30,248	79					79
Stock-based compensation			1,059				1,059
Net unrealized loss on available-for-sale securities, net of taxes					(3,253)	$(3,253)	(3,253)
Reclassification of net unrealized loss on available-for-sale securities, net of taxes					3,097	3,097	3,097
Cumulative translation adjustment					(241)	(241)	(241)
Net loss				(10,881)		(10,881)	(10,881)
Comprehensive loss						(11,278)	
Balance at March 31, 2007	**85,013,983**	**$470,269**	**$28,623**	**$(54,978)**	**$25,704**		**$469,618**
Stock-based compensation			1,305				1,305
Net unrealized gain on available-for-sale securities, net of taxes					932	$932	932
Cumulative translation adjustment					501	501	501
Net loss				(15,215)		(15,215)	(15,215)
Comprehensive loss						(13,782)	
Balance at June 30, 2007	**85,013,983**	**$470,269**	**$29,928**	**$(70,193)**	**$27,137**		**$457,141**

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts expressed in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
OPERATING ACTIVITIES				
Net (loss) income	$(15,215)	$1,827	$(26,096)	$9,362
Adjustments to reconcile net (loss) income to cash provided by operating activities:				
Depreciation and amortization	9,524	11,591	18,775	13,838
Loss on disposal of property and equipment	280	27	280	51
Loss (gain) on redemption of available-for-sale securities	-	(1,064)	647	413
Gain on disposal of assets held for sale	-	(685)	-	(685)
Gain on sale of subsidiary	-	(47)	-	(47)
Unrealized foreign exchange gain	-	(447)	-	(475)
Write-off of bad debt	2,250	-	2,250	-
Impairment of assets from discontinued operations	-	-	8,879	-
Deferred income taxes	(11,346)	(4,583)	(21,421)	(5,264)
License fees	-	-	(419)	-
Stock-based compensation expense	1,305	1,780	2,364	3,280
Non-cash interest expense	568	675	1,126	675
In-process research and development	8,000	-	8,000	1,042
Other	(113)	429	(223)	324
Cumulative effect of change in accounting principle	-	-	-	(399)
Net change in non-cash working capital items relating to operations *[note 19]*	21,199	14,290	9,403	370
Cash provided by operating activities	16,452	23,793	3,565	22,485
INVESTING ACTIVITIES				
Purchase of short-term investments	-	(82,192)	-	(132,763)
Proceeds from short-term investments	-	118,692	9,396	249,032
Purchase of long-term investments	-	(10,013)	(5,000)	(10,013)
Proceeds from long-term investments	-	3,522	15,454	129,544
Purchase of property, plant and equipment	(984)	(8,586)	(2,295)	(9,557)
Purchase of intangible assets	(17)	(85)	(5,267)	(85)
Acquisition of business, net of cash acquired	-	(41,706)	-	(815,908)
Proceeds from sale of subsidiary	-	47	-	47
Proceeds from sale of assets held for sale	-	6,395	-	6,395
In-process research and development	(1,000)	(1,000)	(1,000)	(1,042)
Other assets	-	(1,590)	(101)	(1,727)
Cash (used in) provided by investing activities	(2,001)	(16,516)	11,187	(586,077)
FINANCING ACTIVITIES				
Principal repayment of long-term obligations	-	(27,427)	-	(27,427)
Proceeds from long term obligations	-	-	-	600,000
Deferred financing costs on long-term obligations	(191)	(4,752)	(1,865)	(17,287)
Proceeds from stock options exercised	-	-	79	3,107
Cash (used in) provided by financing activities	(191)	(32,179)	(1,786)	558,393
Net increase (decrease) in cash and cash equivalents	14,260	(24,902)	12,966	(5,199)
Cash and cash equivalents, beginning of period	98,038	81,866	99,332	62,163
Cash and cash equivalents, end of period	$112,298	$56,964	$112,298	$56,964

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All tabular amounts expressed in thousands of U.S. dollars, except share and per share data)

(Unaudited)

Angiotech Pharmaceuticals, Inc. (the "Company") is incorporated under the Business Corporations Act (British Columbia). The Company is a specialty pharmaceutical and medical device company that discovers, develops and markets innovative technologies and medical products primarily for local diseases or for complications associated with medical device implants, surgical interventions and acute injury.

1. BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") and pursuant to the rules and regulations of the United States Securities and Exchange Commission for the presentation of interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to such rules and regulations. These consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2006 included in the Company's Annual Report filed with the appropriate securities commissions.

In the opinion of management, all adjustments (which include reclassification and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows at June 30, 2007 and for all periods presented, have been made. The results of operations for the three and six month periods ended June 30, 2007 are not necessarily indicative of the results for the full year ending December 31, 2007.

All amounts herein are expressed in U.S. dollars unless otherwise noted. The year end balance sheet data was derived from audited financial statements but does not include all of the disclosures required under U.S. GAAP.

2. SIGNIFICANT ACCOUNTING POLICIES

Other than the change in accounting policy described further in note 3 to these interim consolidated financial statements, all accounting policies are the same as described in note 2 to the Company's audited consolidated financial statements for the year ended December 31, 2006 included in the Company's 2006 Annual Report filed with the appropriate securities commissions.

3. CHANGE IN ACCOUNTING POLICIES

Accounting for Uncertainty in Income Taxes

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 is designed to reduce diversity and provide consistent accounting practices and criteria for how companies should recognize, measure, present, and disclose in their financial statements all significant uncertain tax positions.

As a result of the adoption, the Company increased its existing reserves for uncertain tax positions by $5.5 million. Approximately $3.1 million of this increase was recorded as a cumulative effect adjustment to the Company's opening deficit balance, $1.2 million to goodwill and the remainder was recorded as a current expense. If recognized in future periods, the unrecognized tax benefits of $5.5 million will have a favourable effect on the effective income tax rate in those periods. The increase for uncertain tax positions includes accrued interest expense of $0.5 million. In accordance with the Company's accounting policies, accrued interest and penalties, if incurred, relating to unrecognized tax benefits are recognized as a component of income tax expense.

The taxation years 2002 - 2006 remain open to examination by the Canada Revenue Agency and taxation years 2003 - 2006 remain open to examination by the Internal Revenue Service. The Company files income tax returns in Canada, the U.S. and in various foreign jurisdictions including the U.K., Denmark, Puerto Rico and Switzerland.

4. DISCONTINUED OPERATIONS

In the third quarter of 2006, the Company determined that certain operating subsidiaries acquired through the American Medical Instruments Holdings, Inc. ("AMI"), acquisition were not aligned with the Company's current business strategy and, consequently, began actively looking to dispose of these operations. These operations have been categorized as discontinued and include the following AMI subsidiaries: American Medical Instruments, Inc. located in Dartmouth, Massachusetts; Point Technologies, Inc. located in Boulder, Colorado; and Point Technologies S.A. located in Costa Rica. The assets and liabilities of these operations have been shown separately on the balance sheet as current and long-term assets and current and long-term liabilities from discontinued operations and the net losses for these operations have been shown separately on the statements of operations. Included in long-term assets from discontinued operations are intangible assets of $5.6 million and goodwill of $9.6 million relating to the medical products reportable segment. Management reviewed the carrying value of the discontinued operations and recorded impairment charges of $7.7 million and $8.9 million for the year ended December 31, 2006 and three month period ended March 31, 2007, respectively. The impairment charges were determined based on management's best estimates of net proceeds on ultimate disposition and has been allocated proportionately to the assets from discontinued operations.

In the fourth quarter of 2005, the Company decided to close down the offices of its subsidiary, NeuColl, Inc., and to terminate its distribution agreements. As a result of this decision, the results of operations from the NeuColl subsidiary for the current and prior periods were reported as discontinued operations in the Company's Consolidated Statements of Operations.

The assets and liabilities of the AMI subsidiaries included in discontinued operations are presented in the Company's Consolidated Balance Sheets under the captions "Assets from discontinued operations, current portion", "Assets from discontinued operations", "Liabilities from discontinued operations, current portion" and "Liabilities from discontinued operations." The carrying amounts of the major classes of these assets and liabilities are as follows:

	As of June 30, 2007	As of December 31, 2006
ASSETS		
Current assets		
Accounts receivable	$1,623	$1,136
Inventories	1,771	1,142
Prepaid expenses and other current assets	113	87
Current assets from discontinued operations	3,507	2,365
Property, plant and equipment, primarily building and equipment held for sale at June 30, 2007	1,445	4,545
Intangible assets, net	1,298	3,874
Goodwill	2,175	6,664
Other assets	43	33
Assets from discontinued operations	$8,468	$17,481
LIABILITIES		
Accounts payable and accrued liabilities	$1,460	$1,994
Deferred income taxes	2,232	2,232
Liabilities from discontinued operations	$3,692	$4,226

The operating results of discontinued operations are included in the Consolidated Statements of Operations as "Loss from discontinued operations, net of income taxes." The amounts for the three and six month periods ended June 30, 2007 and 2006 are summarized as follows:

	Three months ended June 30,		Six months ended June 30,	
	2007	**2006**	**2007**	**2006**
Revenues	$2,895	$4,078	$5,937	$4,074
Operating loss	(320)	(448)	(803)	(882)
Other expenses	-	(32)	-	(43)
Gain on disposal of subsidiary	-	47	-	47
Impairment charge	-	-	(8,879)	-
Loss before income taxes	(320)	(433)	(9,682)	(878)
Income tax recovery	(150)	(91)	(3,891)	(91)
Loss from discontinued operations	$(170)	$(342)	$(5,791)	$(787)
Loss per common share:				
Basic	$ -	$ -	$(0.07)	$(0.01)
Diluted	$ -	$ -	$(0.07)	$(0.01)
Shares used in computing loss per share:				
Basic	85,014	84,651	85,008	84,593
Diluted	85,460	85,710	85,488	85,777

5. BUSINESS ACQUISITIONS

On June 26, 2006, the Company completed the acquisition of 100% of the outstanding stock of privately held Quill Medical, Inc. ("Quill"), a provider of specialized, minimally invasive aesthetic surgery and wound closure technology for $40.3 million. The purpose of this acquisition was to acquire all of Quill's technology and intellectual property, including the self-anchoring suture technology product line, which under its current license agreement is marketed and sold for use in wound closure, aesthetic and cosmetic surgery. The cost of the acquisition included initial cash consideration of $40.0 million plus direct and incremental third party acquisition costs of $0.3 million. The company may be required to make additional contingent payments of up to $150 million payable in cash or common shares of the Company upon the achievement of certain revenue growth and development milestones. These payments are primarily contingent upon the achievement of significant incremental revenue growth over a five year period, subject to certain conditions. During the three months ended March 31, 2007, the Company recorded an additional $10.0 million in goodwill relating to the achievement of certain of these milestones. The additional $10.0 million in goodwill is included in accounts payable and accrued liabilities as at June 30, 2007 (note 11) and was paid on July 30, 2007.

The acquisition was accounted for under the purchase method of accounting. Accordingly, the assets, liabilities, revenues and expenses of Quill are consolidated with those of the Company from June 26, 2006. Total fair value of the consideration given, determined at that date of acquisition and updated based on subsequent valuation procedures, was allocated to the assets acquired and liabilities assumed based upon their estimated fair values.

A valuation of Quill's intangible assets was completed and the purchase price allocation was considered final as of March 31, 2007. The Company used the income approach to determine the fair value of the amortizable intangible assets. Total consideration of $40.3 million, including acquisition costs, was allocated to the assets acquired and liabilities assumed based on fair values at the date of acquisition resulting in preliminary identifiable intangible assets of $39.9 million and goodwill of $13.1 million at the end of June 2006. Subsequent to the acquisition more detailed valuation procedures were performed on the assets acquired and additional information was obtained on allocations made at June 26, 2006 resulting in updated purchase price allocations to identifiable intangible assets of $50.0 million and goodwill of $7.0 million as of December 31, 2006. The increase in value allocated to identifiable intangibles was primarily the result of more detailed valuation procedures which identified an increase in fair value allocated to the technology and intellectual property acquired. The offset to the increase in identifiable intangible assets was an increase in the deferred income tax liability and a decrease to goodwill. During the three months ended March 31, 2007, goodwill was increased by $10.0 million, the amount of the milestone payment discussed above.

	June 26, 2006
Accounts receivable	$92
Other current assets	43
Equipment	323
Identifiable intangible assets	50,000
Goodwill	16,973
Deferred income tax asset	2,557
Current liabilities	(104)
Deferred income tax liability	(19,584)
	$50,300
Consideration:	
Cash consideration	$50,000
Direct acquisition costs	300
	$50,300

The primary factors that contributed to the establishment of goodwill, included: the expected revenue growth over time that is attributable to expanded indications and increased market penetration from future products and customers and the synergies expected to result from combining infrastructures, reducing combined operational spend and program reprioritization. The goodwill acquired in the Quill acquisition is not deductible for tax purposes.

The identifiable intangible assets are comprised of the technology and intellectual property acquired. These intangibles will be amortized over their estimated lives, which is between eight and nine years.

The Company had a pre-existing relationship with Quill at the time of the acquisition through an Exclusive Development, License and Distribution Agreement between Quill and a subsidiary of AMI. This relationship was settled at fair value when compared to pricing for other current market transactions for similar arrangements and consequently, did not result in any gain or loss.

6. SHORT AND LONG-TERM INVESTMENTS

June 30, 2007	Cost	Gross unrealized gains	Gross unrealized losses	Approximate market and carrying value
Available-for-sale equity securities	$22,188	$ 3,336	$ -	$25,524
Investments recorded at cost	6,345	-	-	6,345
	$28,533	$ 3,336	$ -	$31,869

December 31, 2006	Cost	Gross unrealized gains	Gross unrealized losses	Approximate market and carrying value
Available-for-sale equity securities	$44,598	$6,564	$(4,382)	$46,780
Investments recorded at cost	16,345	-	-	16,345
	$60,943	$6,564	$(4,382)	$63,125

7. ACCOUNTS RECEIVABLE

	June 30, 2007	December 31, 2006
Trade accounts receivable	$23,999	$23,683
Other receivables	1,409	1,548
	$25,408	$25,231

8. INVENTORIES

	June 30, 2007	December 31, 2006
Raw materials	$9,057	$9,144
Work in process	13,651	13,738
Finished goods	13,578	10,737
	$36,286	$33,619

9. PROPERTY, PLANT AND EQUIPMENT

June 30, 2007	Cost	Accumulated depreciation	Net book value
Land	$10,676	$ -	$10,676
Buildings	18,721	963	17,758
Leasehold improvements	10,593	3,021	7,572
Manufacturing equipment	19,759	3,802	15,957
Research equipment	5,160	3,135	2,025
Office furniture and equipment	3,450	1,725	1,725
Computer equipment	7,507	5,148	2,359
	$75,866	$17,794	$58,072

December 31, 2006	Cost	Accumulated depreciation	Net book value
Land	$10,635	$ -	$10,635
Buildings	18,564	559	18,005
Leasehold improvements	10,671	2,626	8,045
Manufacturing equipment	18,230	2,226	16,004
Research equipment	5,086	2,766	2,320
Office furniture and equipment	3,353	1,380	1,973
Computer equipment	7,271	4,470	2,801
	$73,810	$14,027	$59,783

10. INTANGIBLE ASSETS

June 30, 2007	Cost	Accumulated amortization	Net book value
Acquired technologies	$126,595	$33,843	$92,752
Customer relationships	108,190	17,829	90,361
In-licensed technologies	54,802	13,938	40,864
Trade names and other	14,280	2,319	11,961
	$303,867	$67,929	$235,938

December 31, 2006	Cost	Accumulated amortization	Net book value
Acquired technologies	$120,878	$27,790	$93,088
Customer relationships	108,190	13,194	94,996
In-licensed technologies	54,802	10,717	44,085
Trade names and other	14,280	1,495	12,785
	$298,150	$53,196	$244,954

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2007	December 31, 2006
Trade accounts payable	$8,308	$11,221
Accrued license and royalty fees	6,551	6,511
Employee-related accruals	13,334	10,834
Accrued professional fees	9,335	8,832
Accrued contract research[1]	9,127	2,114
Accrued milestone payment	10,000	5,000
Other accrued liabilities	7,484	4,470
	$64,139	$48,982

[1]
On June 8, 2007, the Company exercised the extension option on the Research and License Agreement with CombinatoRx originally entered into in October 2005 and pay the resulting $7.0 million extension payment. The payment is not due until October 2007 and is therefore included in accrued contract research as at June 30, 2007. The extension payment has been treated as in-process research and development as the CombinatoRx technology is at an early stage of development and has no alternative future use.

12. LONG-TERM DEBT

	June 30, 2007	December 31, 2006
Senior Floating Rate Notes	$325,000	$325,000
7.75% Senior Subordinated Notes	250,000	250,000
	$575,000	$575,000

13. SHARE CAPITAL

During the three and six month periods ended June 30, 2007, the Company issued nil and 30,248 common shares, respectively, upon exercises of stock options. The Company issues new shares to satisfy stock option exercises.

a) *Stock Options*

Angiotech Pharmaceuticals, Inc.

In June 2006, the stockholders approved the adoption of the 2006 Stock Incentive Plan ("2006 Plan") which superseded the previous stock option plans. The 2006 Plan incorporated all of the options granted under the previous stock option plan and, in total, provides for the issuance of non-transferable stock-based awards to purchase up to 13,937,756 common shares to employees, officers, directors of the Company, and persons providing ongoing management or consulting services to the Company. The Plan provides for, but does not require, the granting of tandem stock appreciation rights that at the option of the holder may be exercised instead of the underlying option. When the tandem stock appreciation right is exercised, the underlying option is cancelled. The optionee receives shares of common stock with a fair market value equal to the excess of the fair value of the shares subject to the option at the time of exercise (or the portion thereof so exercised) over the aggregate option price of the shares set forth in the option agreement. The exercise of tandem stock appreciation rights is treated as the exercise of the underlying option. The exercise price of the options is fixed by the Board of Directors, but will generally be at least equal to the market price of the common shares at the date of grant, and for options issued under the 2006 Plan and the 2004 Plan, the term may not exceed five years. For options grandfathered from the stock option plans prior to the 2004 Plan, the term did not exceed 10 years. Options granted are also subject to certain vesting provisions. Options generally vest monthly after being granted over varying terms from 2 to 4 years.

A summary of CDN$ stock option transactions is as follows:

	No. of optioned shares	Weighted average exercise price (in CDN$)	Weighted average remaining contractual term (years)	Aggregate intrinsic value (in CDN$)
Outstanding at December 31, 2006	7,307,576	$16.98		
Granted	1,115,000	8.90		
Exercised	(30,248)	3.07		
Forfeited	(677,951)	18.90		
Outstanding at March 31, 2007	7,714,377	$15.69	3.86	$2,248
Exercisable at March 31, 2007	5,858,224	$16.47	3.73	$2,248
Granted	130,000	6.54		
Forfeited	(49,296)	19.09		
Outstanding at June 30, 2007	7,795,081	$15.52	3.63	$3,574
Exercisable at June 30, 2007	5,997,416	$16.46	3.48	$3,438

These options expire at various dates from December 10, 2007 to December 17, 2012.

A summary of U.S.$ stock option transactions is as follows:

	No. of optioned shares	Weighted average exercise price (in U.S.$)	Weighted average remaining contractual term (years)	Aggregate intrinsic value (in U.S.$)
Outstanding at December 31, 2006	211,968	$15.81		
Granted	835,000	7.57		
Forfeited	(15,437)	8.15		
Outstanding at March 31, 2007	1,031,531	$9.54	4.46	$ -
Exercisable at March 31, 2007	124,939	$16.21	3.12	$ -
Granted	35,000	5.91		
Forfeited	(34,063)	7.75		
Outstanding at June 30, 2007	1,032,468	$9.47	4.22	$ 87
Exercisable at June 30, 2007	188,422	$13.94	3.32	$ 5

These options expire at various dates from January 26, 2010 to June 17, 2012.

American Medical Instruments Holdings, Inc. ("AMI")

On March 9, 2006, AMI granted 304 stock options under AMI's 2003 Stock Option Plan which were subject to closing the acquisition of AMI by the Company. Each AMI stock option will convert into approximately 3,852 Angiotech shares upon exercise.   All outstanding options and warrants granted prior to the March 9, 2006 grant were settled and cancelled upon acquisition. Under the AMI stock option plan, options to purchase common stock of AMI may be granted to certain employees and directors at an exercise price equal to the estimated fair market value of the underlying stock on the date of grant. All options have a term of ten years and vest over a six year graded vesting schedule with certain provisions for accelerated vesting. No further stock options will be granted out of AMI's 2003 Stock Option Plan. A total of 1,171,092 Angiotech shares were reserved to accommodate future exercises of the AMI options.

	No. of optioned shares (in millions)	Weighted average exercise price (in U.S.$)	Weighted average remaining contractual term (years)	Aggregate intrinsic value (in U.S.$)
Outstanding at December 31, 2006	874,468	$15.44		
Forfeited	(84,751)	15.44		
Outstanding at March 31, 2007	789,717	$15.44	8.95	$ -
Exercisable at March 31, 2007	-	$15.44	-	$ -
Forfeited	(134,829)	15.44		
Outstanding at June 30, 2007	654,888	$15.44	8.95	$ -
Exercisable at June 30, 2007	-	$15.44	-	$ -

These options expire on March 8, 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

b)   *Stock-based compensation expense*

The Company recorded stock-based compensation expense of $1,305,000 and $2,364,000 for the three and six month periods ended June 30, 2007, respectively, ($1,780,000 and $3,280,000 for the three and six month periods ended June 30, 2006, respectively) relating to awards granted under its stock option plan, modified or settled subsequent to October 1, 2002. The estimated fair value of the stock options granted is amortized to expense on a straight-line basis over the vesting period and was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in the respective periods:

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	2007	2006
Dividend Yield	Nil	Nil	Nil	Nil
Expected Volatility	36.5% - 44.7%	42.5% - 43.1%	36.4% - 44.9%	40.4% - 43.3%
Weighted Average Volatility	42.8%	42.8%	41.8%	43.2%
Risk-free Interest Rate	4.00% - 5.05%	4.13% - 4.16%	4.00% - 5.05%	4.01% - 4.50%
Expected Term (Years)	3	3 – 5	3	3 – 5

The weighted average fair value of stock options granted in the three and six month periods ended June 30, 2007 and 2006 are presented below:

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	2007	2006
CDN$ options	$2.25	$5.31	$2.98	$5.42
U.S. options	$1.79	$-	$2.32	$6.51

A summary of the status of the Company's nonvested options as of June 30, 2007 (excluding the AMI stock options) and changes during the three and six month periods ended June 30, 2007, is presented below:

Nonvested CDN$ options	No. of optioned shares	Weighted average grant-date fair value (in CDN$)
Nonvested at December 31, 2006	940,891	$6.70
Granted	1,115,000	3.07
Vested	(139,910)	4.33
Forfeited	(59,828)	7.53
Nonvested at March 31, 2007	1,856,153	$4.47
Granted	130,000	$2.25
Vested	(184,176)	5.90
Forfeited	(4,312)	5.21
Nonvested at June 30, 2007	1,797,665	$4.18

Nonvested U.S.$ options	No. of optioned shares	Weighted average grant-date fair value (in U.S.$)
Nonvested at December 31, 2006	117,032	$5.50
Granted	835,000	2.34
Vested	(30,394)	3.79
Forfeited	(15,046)	2.34
Nonvested at March 31, 2007	906,592	$2.70
Granted	35,000	$1.79
Vested	(65,046)	3.00
Forfeited	(32,500)	3.11
Nonvested at June 30, 2007	844,046	$2.65

As of June 30, 2007, there was $7,495,000 of total unrecognized compensation cost related to nonvested stock options granted under the Angiotech Plan. These costs are expected to be recognized over a weighted average period of 2.74 years.

As of June 30, 2007, there was $3,073,000 of total unrecognized compensation cost related to the nonvested AMI stock options. These costs are expected to be recognized over a period of 4.75 years on a straight-line basis as a charge to income. The total fair value of options vested during the three and six month periods ended June 30, 2007 was $nil as all the AMI stock options remain unvested.

During the three and six month periods ended June 30, 2007 and 2006 the following activity occurred:

(in thousands)	Three months ended June 30,		Six months ended June 30,	
	2007	2006	2007	2006
Total intrinsic value of stock options exercised				
CDN$ options	$-	$-	$171	$2,103
U.S.$ options	$-	$-	$-	$361
Total fair value of stock awards vested	$1,074	$1,480	$1,903	$2,980

Cash received from stock option exercises for the three and six month periods ended June 30, 2007 was nil and $79,000, respectively.

14. INCOME TAXES

For the three and six month periods ending June 30, 2007, the Company is in an income tax recovery position as a result of a current period net loss from operations and the amortization of identifiable intangible assets. The income tax recovery also includes a charge of $1.1 million related to an accrual under FIN 48. Refer to the FIN 48 discussion under *Change in Accounting* Policies.

The effective tax rate for the three and six month periods ended June 30, 2007 was 41.1% and 42.4%, respectively, compared to effective tax rates of 8.4% and 22.1% for the same periods in the prior year, respectively, excluding a charge of $8.7 million related to income taxes payable in 2005 and 2004 relating from a retroactive change in Quebec tax legislation in June 2006. The current year increase in the effective tax rate is the result of a decrease due to provincial income tax credits, international tax structures and the amortization of identifiable intangible assets acquired through business combinations.

15. COMMITMENTS AND CONTINGENCIES

(a) Commitments

i) The Company committed to minimum commercialization expenditures of $7.85 million in the first year and $10.0 million in each of the second and third years on the products acquired from Quill.

ii) The Company has entered into research and development collaboration agreements that involve joint research efforts. Certain collaboration costs and any eventual profits will be shared as per terms provided for in the agreements.

(b) Contingencies

i) The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the financial position of the Company. However, we are not able to predict the outcome of the pending legal proceedings listed below, or other legal proceedings, to which we may become subject in the normal course of business or estimate the amount or range of any possible loss we might incur if we do not prevail in the final, non-appealable determinations of such matters. Therefore, we have no current accruals for these potential contingencies. We cannot provide you with assurance that the legal proceedings listed here, or other legal proceedings not listed here, will not have a material adverse impact on our financial condition or results of operations.

ii) Boston Scientific Corporation, a licensee, is often involved in legal proceedings (to which the Company is not a party) concerning challenges to its stent business. If a party opposing Boston Scientific Corporation is successful, royalty revenue would likely be significantly reduced. The ultimate outcome of any such proceedings are uncertain at this time.

iii) At the European Patent Office (EPO), various patents either owned or licensed by or to the Company are in opposition proceedings. In EP 0706376, the EPO recently announced that its decision of January 25, 2005, is final and can no longer be challenged, thus finally confirming the validity of this patent with claims including stents coated with a composition of paclitaxel and a polymeric carrier. In EP0711158 (which the Company licenses from the NIH) the EPO scheduled an Oral Hearing for October 25, 2007. In EP0809515 (which the Company licenses from (and to) Boston Scientific Corporation), the EPO scheduled an Oral Hearing for January 30, 2008. The oppositions against European Patent Nos. EP0975340, EP1155690, EP1118325, and EP1407786 are at early stages, with briefs being exchanged. An opposition was filed by one party on June 15, 2007 against the grant of EP1155689, which relates to our stent business. The grant of European Patent No. EP0830100, which relates to our ePTFE vascular graft products, was opposed with an Oral Hearing conducted on September 28, 2006. At the end of the Hearing, the European Patent Office determined that an amended form of the patent was valid. The opponent appealed this decision.

iv) On July 7, 2006, an Opposition was filed against our New Zealand Patent No. 523799, however the opponent has subsequently withdrawn their opposition. The New Zealand Patent Office is considering whether they want to investigate the validity of the patent without involvement from the former opponent. On March 1, 2006, the Board of Appeals of the Japanese Patent Office issued a final order of revocation regarding certain claims of our Japanese Patent No. 3423317, directed to a stent coated with paclitaxel. Angiotech has appealed this decision to Japan's Intellectual Property High Court, and hearings were held on December 11, 2006, April 17, 2007, and June 21, 2007, with a final decision from the Court expected on or before October 1, 2007.

v) In February 2005, the Company together with Boston Scientific Corporation commenced a legal action in the Netherlands against Conor Medsystems Inc. for patent infringement, where this action has recently been voided in view of the legal action commenced in November 2005, by Conor MedSystems Inc. against the Company, asserting that the NL member of the EP0706376 patent is invalid and should be revoked. Arguments in this Conor v. Angiotech litigation in the Netherlands were heard by the Court on October 27, 2006. On January 17, 2007, the Court issued their Judgment, finding that the broadest claim in the patent was not valid, however a narrower claim was valid, and furthermore Conor's CoStar stent was an infringement of this narrower claim. Each of Conor MedSystems, Boston Scientific Corporation, and the Company appealed one or more portions of the trial court's decision, and the Court of Appeals is going to consider the appeals, with a date not yet determined but probably to occur in Q2 2008.

vi)   In February 2005, a claim was filed by Conor Medsystems, Inc. in a court in the United Kingdom alleging that one of the Company's U.K. stent patents is invalid and seeking to have that patent revoked. On February 24, 2006, a U.K. court ruled in favor of Conor, finding that the Company's UK Hunter Patent was invalid. Angiotech launched an appeal, which was heard on December 11-14, 2006. On January 16, 2007, the Court of Appeals dismissed Angiotech's appeal because it concluded that the trial court correctly found that the claimed invention was not patentable. The Company filed a Petition with the House of Lords to request that the House of Lords overrule the lower court decision, and this Petition was accepted. A date for a hearing before the House of Lords has not yet been set, but that date is estimated to be Q2 2008.

vii)   On March 31, 2005, a claim was filed by Conor MedSystems Inc. in a court in Australia, alleging invalidity of three of the Company's Australian patents. At present, a hearing date of September 17 through October 26, 2007 has been set for the trial.

viii)   In April 2005, the Company together with Boston Scientific Corporation commenced a legal action in the Netherlands against Sahajanand Medical Technologies Pvt. Ltd. for patent infringement. The hearing was held in March 2006. In May 2006, the Dutch court ruled in favor of Angiotech, finding that Angiotech's EP (NL) Hunter patent was valid, and that SMT's Infinnium stent was infringing that patent. SMT has filed an appeal, and is currently enjoined from selling their stent in the Netherlands pending resolution of that appeal. A date for a hearing before the Court of Appeals has not been set.

ix)   In December 2005, the Company together with Boston Scientific Corporation commenced a Preliminary Injunction Proceeding in the Netherlands against Biosensors International Group Ltd. and six related companies including Occam International BV, requesting a preliminary injunction. In March 2006, a Dutch court ruled against Angiotech's request for a preliminary injunction against Occam and its distributor. An appeal was filed by Angiotech and may be heard late in 2007.

x)   In April 2007, a lawsuit was filed in the United States District Court for the District of Puerto Rico by Jose Nunez and others against Medical Device Technologies, Inc. ("MDT") and others. The suit alleges wrongful termination of, and/or wrongful interference with, the distribution arrangement that had allegedly existed between MDT and the plaintiffs. MDT is a wholly owned subsidiary of Angiotech Pharmaceuticals, Inc. The plaintiffs are seeking total damages from the defendants in the amount of approximately $2.6 million in addition to costs of the action and attorneys' fees. The trial in this case has been scheduled for November 5, 2007 in Puerto Rico. The outcome of this matter cannot be determined at this time.

xi)   The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into license agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry. Those indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations. However, the Company maintains liability insurance that limits the exposure and enables the Company to recover any future amounts paid (up to policy limits), less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. SEGMENTED INFORMATION

The Company operates in two reportable segments: (i) Pharmaceutical Technologies and (ii) Medical Products. Prior to the acquisition of AMI the Company reported its operations under one segment, drug-eluting medical devices and biomaterials.

The Pharmaceuticals Technologies segment includes royalty revenue generated from out-licensing technology related to the drug-eluting stent, biomaterials and other technologies. This segment also includes our internal and external research and development activities and our corporate activities.

The Medical Products segment includes the operations acquired through AMI, which are focused on the direct manufacturing and marketing of a wide range of single use, specialty medical devices including suture needles, biopsy needles / devices, micro surgical ophthalmic knives, drainage catheters, self-anchoring sutures and other specialty devices.

The Company evaluates the performance of its segments based on operating income. Certain other income and expenses are not allocated to segments as they are not considered in evaluating the segment's operating performance. Unallocated income and expenses include foreign exchange, investment income and interest expense.

The following tables represent reportable segment information for the three and six month periods ended June 30, 2007:

| | Three months ended June 30, | | Six months ended June 30, | |
	2007	2006	2007	2006
Revenue				
Pharmaceutical Technologies	$30,767	$44,369	$65,339	$86,314
Medical Products	41,585	49,237	82,971	49,237
Total revenue	72,352	93,606	148,310	135,551
Operating (loss) income				
Pharmaceutical Technologies	(5,051)	14,563	(164)	26,124
Medical Products	(6,099)	3,560	(8,634)	3,560
Total operating (loss) income	(11,150)	18,123	(8,798)	29,684
Other (expense) income	(14,395)	(6,285)	(26,447)	(5,876)
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting policy	$(25,545)	$11,838	$(35,245)	$23,808

During the three and six month periods ended June 30, 2007, revenue from one licensee represented approximately 39% and 41%, respectively, of total revenue (44% and 59%, respectively, for the three and six month periods ended June 30, 2006).

The following table represents total assets for each reportable segment at June 30, 2007 and December 31, 2006:

	June 30, 2007	December 31, 2006
Total assets		
Pharmaceutical Technologies	$261,898	$266,382
Medical Products	926,649	939,492
Total assets	$1,188,547	$1,205,874

The following table represents capital expenditures for each reportable segment for the three and six month periods ended June 30, 2007 and 2006:

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	2007	2006
Capital expenditures				
Pharmaceutical Technologies	$271	$6,682	$422	$7,653
Medical Products	713	1,904	1,873	1,904
Total capital expenditures	$984	$8,586	$2,295	$9,557

17. RESTRUCTURING CHARGES

During the three months ended June 30, 2007, the Company recorded charges of $1.5 million for plant closure and relocation activities associated with capacity rationalization and consolidation in the Medical Products segment. The restructuring charges primarily pertain to employee severance benefits at the Company's Syracuse location.

The severance charges were recorded in accordance with Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS 146 requires that a liability be recorded for a cost associated with an exit or disposal activity at its fair value in the period in which the liability is incurred. In connection with the restructuring plan, the Company plans to terminate approximately 170 employees from the Syracuse location representing approximately 10% of our workforce over the next 12 months. The estimated total severance obligation is $4.9 million. The estimated total severance obligation was calculated using forecasted cash flows, discounted as prescribed by SFAS 146, using a credit-adjusted risk-free rate of 9%. The terms of the severance require that employees continue to provide services throughout the transition period in order to be eligible to receive the severance benefits. As the employees are required to continue to provide services in order to receive the severance, the Company has accrued severance costs of $1.5 million representing the minimum severance benefits the employees are legally entitled to receive as of June 30, 2007. The remaining estimated severance obligation of $3.4 million will be recorded monthly over the estimated remaining retention period being 12 months. The charges are recorded to selling, general and administration costs in the statement of operations. The Company expects to satisfy the severance obligations through salary continuance and anticipates the severance benefits will be paid over the next 6 to 18 months. The expense and accrual recorded in accordance with SFAS 146 require the Company to make significant estimates and assumptions. These estimates and assumptions will be evaluated and adjusted as appropriate on at least a quarterly basis for changes in circumstances. It is possible that such estimates could change in the future resulting in additional adjustments, and the effect of any such adjustments could be material.

Changes in the Company's accrual for restructuring charges for the six months ended June 30, 2007 were as follows:

	Severance Benefits
Balance, December 31, 2006 and March 31, 2007	$ -
Severances charged for the quarter	1,532
Balance, June 30, 2007	$ 1,532

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. CONTOUR THREADS PRODUCT RETURNS

During the three months ended June 30, 2007, the Company elected to discontinue its Contour Threads branded product line for selected aesthetic surgical applications and to focus marketing and branding efforts on the launch of its Quill SRS barbed suture product in a broader range of general surgery and aesthetic surgery applications. In relation to this decision, the Company communicated an offer to its customers to refund, at the customer's sole election, any unused inventory of Contour Threads product returned to the Company by June 1, 2007. The deadline was later extended to June 30, 2007 and this date may be extended indefinitely to meet customer demands and maintain strong customer relations. In connection with this decision, the Company recorded a pre-tax charge of approximately $3 million, which was recorded as an adjustment to revenue in the Medical Products segment. This adjustment consisted of $2.3 million related to actual returns to June 30, 2007 and $0.7 million related to estimated future customer returns. At June 30, 2007, an accrual of $1.4 million was reported in accounts payable and accrued liabilities relating to $0.7 million of actual returns not paid as of June 30, 2007 and the $0.7 million of estimated future customer returns.

19. CHANGE IN NON-CASH WORKING CAPITAL ITEMS RELATING TO OPERATIONS AND SUPPLEMENTAL CASH FLOW INFORMATION

The change in non-cash working capital items relating to operations was as follows:

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	2007	2006
Accrued interest on short-term and long-term investments	$(319)	$387	$(597)	$3,024
Accounts receivable	7,873	(570)	8,315	746
Income taxes receivable	-	2,798	-	-
Inventories	757	(1,011)	(2,715)	(1,050)
Prepaid expenses and other assets	1,598	2,342	1,767	534
Accounts payable and accrued liabilities	6,985	(4,698)	2,100	(12,177)
Income taxes payable	(457)	10,694	(165)	3,956
Interest payable	4,762	4,348	698	5,337
	$21,199	$14,290	$9,403	$370

Supplemental disclosure:

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	2007	2006
Accrued milestone / collaboration payments	$7,000	$ -	$17,000	$ -

20. SUBSEQUENT EVENTS

On July 31, 2007, the Company completed the sale of 100% of the issued and outstanding shares of Point Technologies, Inc. for proceeds of $2.6 million.

Form 52-109F2
Certification of Interim Filings

I, Dr. William L. Hunter, President and Chief Executive Officer of Angiotech Pharmaceuticals, Inc., certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Angiotech Pharmaceuticals, Inc., (the issuer) for the interim period ending June 30, 2007;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b)   designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.   I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 2, 2007

/s/   William L. Hunter
Per: Dr. William L. Hunter, President and Chief Executive Officer

Form 52-109F2
Certification of Interim Filings

I, Mr. K. Thomas Bailey, Chief Financial Officer of Angiotech Pharmaceuticals, Inc., certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Angiotech Pharmaceuticals, Inc., (the issuer) for the interim period ending June 30, 2007;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b)   designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.   I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 2, 2007

/s/   K. Thomas Bailey
Per: Mr. K. Thomas Bailey, Chief Financial Officer